Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2011 ANNUAL RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2011. This announcement, containing the full text of the 2011 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of annual results. Printed version of the Company’s 2011 Annual Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 27 March 2012 and will be despatched to holders of H shares of the Company as soon as practicable.

Chapter 1 General Information on the Company

A. GENERAL INFORMATION

1.	Company Information

Registered name of the Company:	廣深鐵路股份有限公司
English name of the Company:	Guangshen Railway Company Limited
Legal representative:	Li Wenxin

2.	Contact Person and Contact Information

	Company Secretary:	Representative of Securities Affairs:
Name	Guo Xiangdong	Zheng Bei
Address	No. 1052, Heping Road, Shenzhen Guangdong Province, The People’s Republic of China
Tel	(86) 755-25588150	(86) 755-25588150
Fax	(86) 755-25591480
Email	ir@gsrc.com

3.	Basic Information

Registered address and place of business of the Company	No. 1052, Heping Road Shenzhen, Guangdong Province The People’s Republic of China
Postal code of the Company’s Registered address and place of business of the Company	518010
Company’s website	http://www.gsrc.com
Company’s e-mail	ir@gsrc.com

4.	Places for Information Disclosure and Reserve Address

Newspapers for information disclosure of the Company	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites publishing the annual report of the Company	http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com
Reserve address of the Company’s annual report	Guangshen Railway Company Limited No. 1052, Heping Road Shenzhen, Guangdong Province The People’s Republic of China

5.	Share Information of the Company

Type of the Shares	Stock Exchange	Ticker Symbol	Share Code
A Share	Shanghai Stock Exchange	廣深鐵路	601333
H Share	The Stock Exchange of Hong Kong Limited	廣深鐵路	00525
ADS	The New York Stock Exchange, Inc.	—	GSH

6.	Other Relevant Information

First registration date of the Company	March 6th, 1996
First registered address of the Company	Heping Road, Shenzhen, Guangdong Province
Register number of business license of enterprise legal person	440301103661840
Taxation registration number	440300192411663
Organisation code	19241166-3
Name of domestic auditor	PricewaterhouseCoopers Zhong Tian CPAs Limited Co.
Office address of domestic auditor	11/F PricewaterhouseCoopers Center,2 Corporate Avenue 202 Hu Bin Road, Luwan District, Shanghai, The People’s Republic of China
Name of international auditor	PricewaterhouseCoopers
Office address of international auditor	22nd Floor, Prince’s Building, Central, Hong Kong
Name of legal advisor as to PRC law	Beijing Haiwen & Partners
Office address of legal advisor as to PRC law	21st Floor, Beijing Silver Tower, No. 2 Dong San Huan North Road, Chao Yang District, Beijing Municipal, The People’s Republic of China
Name of legal advisor as to Hong Kong law	Cleary Gottlieb Steen & Hamilton (Hong Kong)
Office address of legal advisor as to Hong Kong law	39th Floor, Bank of China Tower, One Garden Road, Hong Kong
Name of legal advisor as to United States law	Shearman & Sterling LLP
Office address of legal advisor as to United States law	12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong
Name of A Share registrar	China Securities Depository and Clearing Corporation Limited Shanghai Branch
Office address of A Share registrar	36th Floor, No. 166, Lujiazui Road, Pudong New district Shanghai, The People’s Republic of China
Name of H Share registrar	Computershare Hong Kong Investor Services Limited
Office address of H Share registrar	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong
Name of depositary	JPMorgan Chase Bank, N.A.
Office address of depositary	13th Floor, No. 4 New York Plaza, New York, USA
Name of principal banker	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
Office address of principal banker	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, Guangdong Province, The People’s Republic of China

B. COMPANY PROFILE

On March 6, 1996, Guangshen Railway Company Limited was registered and established in Shenzhen, the People’s Republic of China (the ‘PRC’) in accordance with the Company Law of the People’s Republic of China.

In May 1996, H shares (share code: 00525) and American Depositary Shares (the ‘ADSs’, ticker symbol: GSH) issued by the Company were listed on the Stock Exchange of Hong Kong Limited (the ‘Hong Kong Stock Exchange’) and the New York Stock Exchange, Inc. (the ‘NYSE’), respectively. In December 2006, the A Share (the “A Share”) (share code: 601333) issued by the Company were listed on the Shanghai Stock Exchange. The Company is currently the only PRC railway enterprise with its shares listed in Shanghai, Hong Kong and New York.

The Company is mainly engaged in domestic passenger and freight transportation businesses, the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited (the ‘MTR’), and management services for commissioned transportation for other railway companies in the PRC. The Company is also engaged in the provision of integrated services in relation to railway facilities and technology, commercial trading and other industrial businesses that are consistent with the Company’s objectives.

The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, runs 481.2 kilometers long in operation and connects the entire Guangdong Province vertically. Of which, Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou railway, forming an aorta connecting north and south China, whereas Guangzhou-Shenzhen Railway is the only railway passway from mainland China to Hong Kong, and links with the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the railway in Hong Kong, forming an important integral part of the railway transportation network in the PRC.

Passenger transportation is the principal business of the Company. As of December 31, 2011, the Company operated 231 pairs of passenger trains each day, including 110 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 108 pairs of long-distance trains. The Company has successfully implemented the ‘As-frequent-as-buses’ operation for Guangzhou-Shenzhen inter-city trains, one pair of China Railway High-speed trains (the ‘CRHs’) is dispatched every 10 minutes on average during peak hours between Guangzhou and Shenzhen.

Freight transportation is an important business of the Company. Railways operated by the Company are closely linked with neighboring ports, logistic bases, building materials markets, large factories and mines and business cooperation has been established. The Company is well-equipped with comprehensive freight facilities and is able to efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. The Company enjoys competitive advantages in domestic freight transportation for medium to long distances in the PRC.

Subsequent to the acquisition of the railway operating assets of Guangzhou-Pingshi Railway in 2007, the operation of the Company has expanded from a regional railway to national trunk line networks. The service coverage, operation scale and room for development of the passenger and freight transportation businesses are all significantly expanded, and both the integrated competitiveness and overall operating efficiency have also been greatly enhanced. Given sustained and stable growth of the PRC’s economy, gradual deepening of the railway reform and development, strengthening of economic cooperation within the Pan Pearl River Delta, as well as increasingly frequent economic and trade exchanges among mainland China, Hong Kong and Macau, the Company will enjoy a more promising prospects for future development.

Chapter 2 Summary of Accounting and Business Data

I. MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS OF THE COMPANY DURING THE FIVE YEARS ENDED DECEMBER 31, 2011

(Unit: RMB thousand)

Income Items	2011	2010	Increase/ Decrease (%)	2009	2008	2007
Total revenues	14,690,835	13,484,448	8.95	12,385,757	11,688,655	10,508,504
Total operating expenses	12,101,001	11,327,270	6.83	10,448,645	10,032,424	8,793,112
Profit from operations	2,564,048	2,110,118	21.51	1,920,304	1,677,855	1,765,208
Profit before tax	2,378,337	1,925,307	23.53	1,684,790	1,464,514	1,668,551
Profit after tax	1,802,372	1,484,918	21.38	1,341,387	1,193,907	1,436,202
Profit attributable to equity holders	1,804,107	1,486,062	21.40	1,342,450	1,193,668	1,431,415
Basic earnings per share (RMB)	0.25	0.21	19.05	0.19	0.17	0.20
Earnings per ADS (RMB)	12.73	10.49	21.35	9.48	8.43	10.10

Assets and Liabilities Items	At the end of 2011	At the end of 2010	Increase/ Decrease (%)	At the end of 2009	At the end of 2008	At the end of 2007
Total assets	32,207,347	30,604,502	5.24	29,427,247	29,011,905	26,713,264
Total liabilities	6,819,939	6,381,926	6.86	6,122,892	6,483,166	5,531,794
Shareholders’ equity interests (Non-controlling interests not included)	25,334,606	24,168,017	4.83	23,248,638	22,472,791	21,125,761
Net assets per share (RMB)	3.58	3.41	4.99	3.28	3.17	2.98

Chapter 3 Changes in Share Capital and Information on Shareholders

I. INFORMATION ON CHANGES IN SHARE CAPITAL

During the reporting period, there was no change in the total number or structure of shares nor the number of shares with selling restrictions of the Company. The table below sets out the share capital of the Company as at the end of the reporting period:

Unit: share

	At January 1st, 2011		Increase/Decrease during the reporting period (+,—)					At December 31st , 2011
	Number	Percentage (%)	New shares issued	Bonus issue	Conversion from common reserves	Other	Subtotal	Number	Percentage (%)
I. Shares with selling restrictions	274,798,700	3.88	—	—	—	—	—	274,798,700	3.88
1. Other domestic shares	274,798,700	3.88	—	—	—	—	—	274,798,700	3.88
II. Shares without selling restrictions	6,808,738,300	96.12	—	—	—	—	—	6,808,738,300	96.12
1. A Shares	5,377,438,300	75.91	—	—	—	—	—	5,377,438,300	75.91
2. H Shares	1,431,300,000	20.21	—	—	—	—	—	1,431,300,000	20.21

III. Total number of shares	7,083,537,000	100.00	—	—	—	—	—	7,083,537,000	100.00

II. INFORMATION ON SHARE ISSUE AND LISTING

1.	The Company had not issued any shares for the 3 years prior to the end of the reporting period.

2.	During the reporting period, there was no changes in the total number or structure of shares as a result of bonus issue, conversion from reserves, placing, allotment of new shares or other reasons.

3.	The Company has not issued any employee shares.

III. INFORMATION ON SHAREHOLDERS AND DE FACTO CONTROLLERS

1. Total number of Shareholders as of the end of the reporting period:

	At the end of 2011 (Number)	At the end of the month prior to the announcement of this annual report (Number)
Total number of shareholders	378,542 (A Shares: 377,996; H Shares: 546)	378,351 (A Shares: 377,808; H Shares: 543)

2. Information on shareholding of shareholders

(1) Top 10 shareholders

Unit: share

Name of shareholder (in full)	Number of shares held at the end of the period	Percentage (%)	Number of shares with selling restrictions held	Number of shares in pledge or frozen	Nature of shareholder
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	none	state-owned
HKSCC NOMINEES LIMITED	1,379,960,831	19.48	—	unknown	foreign-funded
National Council for Social Security Fund	274,798,700	3.88	274,798,700	unknown	other
China Construction Bank – Huaan Hongli Equity Securities Investment Fund	89,000,000	1.26	—	unknown	other
Industrial and Commercial Bank of China – Huaan Small and Medium-sized Growth Stock Securities Investment Fund	58,000,000	0.82	—	unknown	other
Bank of Communications – Fortis Haitong Selected Securities Investment Fund	56,000,003	0.79	—	unknown	other
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	0.72	—	unknown	state-owned
China Construction Bank – ChinaAMC Dividend Mixed Open-end Securities Investment Fund	44,200,344	0.62	—	unknown	other
China Construction Bank – Fortis Haitong Sytle Rotation Equity Securities Investment Fund	43,122,273	0.61	—	unknown	other
Bank of China – Fortis Haitong Equity Securities Investment Fund	35,224,862	0.50	—	unknown	other
Details of Shareholders

(1)    Apart from Huaan Hongli Equity Securities Investment Fund and Huaan Small and Medium-sized Growth Stock Securities Investment Fund both being managed by Huaan Fund Management Co., Ltd. and Fortis Haitong Selected Securities Investment Fund, Fortis Haitong Sytle Rotation Equity Securities Investment Fund and Fortis Haitong Equity Securities Investment Fund all being managed by Fortis Haitong Fund Management Co., Ltd., the Company is unaware whether the above remaining shareholders are connected or unanimous;

(2)    1,379,960,831 H Shares, representing 96.41% of the total H shares issued by the Company, held by HKSCC NOMINEES LIMITED are held on behalf of its various customers

(2) Top ten shareholders holding shares without selling restrictions

Unit: share

Name of shareholder	Number of shares without selling restrictions held at the end of the period	Class of shares
Guangzhou Railway (Group) Company	2,629,451,300	A Shares
HKSCC NOMINEES LIMITED	1,379,960,831	H Shares
China Construction Bank – Huaan Hongli Equity Securities Investment Fund	89,000,000	A Shares
Industrial and Commercial Bank of China – Huaan Small and Medium-sized Growth Stock Securities Investment Fund	58,000,000	A Shares
Bank of Communications – Fortis Haitong Selected Securities Investment Fund	56,000,003	A Shares
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	A Shares
China Construction Bank – ChinaAMC Dividend Mixed Open-end Securities Investment Fund	44,200,344	A Shares
China Construction Bank – Fortis Haitong Sytle Rotation Equity Securities Investment Fund	43,122,273	A Shares
Bank of China – Fortis Haitong Equity Securities Investment Fund	35,224,862	A Shares
People’s Insurance Company of China – Traditional – Common Insurance Products – 008C – CT001 Shanghai	34,337,335	A Shares

Statement regarding connected relationship or unanimity of the above shareholders	Apart from Huaan Hongli Equity Securities Investment Fund and Huaan Small and Medium-sized Growth Stock Securities Investment Fund both being managed by Huaan Fund Management Co., Ltd. and Fortis Haitong Selected Securities Investment Fund, Fortis Haitong Sytle Rotation Equity Securities Investment Fund and Fortis Haitong Equity Securities Investment Fund all being managed by Fortis Haitong Fund Management Co., Ltd., the Company is unaware whether the above remaining top ten shareholders holding shares without selling restrictions, and the above remaining top ten shareholders holding shares without selling restrictions and the top ten shareholders are connected or unanimous.

(3) Top ten shareholders holding shares with selling restrictions

Unit: share

		Information on the trading of shares with selling restrictions
Name of shareholder holding shares with selling restrictions	Number of shares with selling restrictions held	Tradable date	Number of additional tradable shares	Selling restrictions
National Council for Social Security Fund	274,798,700	December 24, 2012	274,798,700	Lock-up period extended by another three years following the expiry of the original statutory or volunteer lock-up period as promised by Guangzhou Railway (Group) Company

(4) So far as the Directors, Supervisors and senior management are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as follows:

Unit: share

Name of shareholder	Class of shares	Number of shares held		Capacity	Percentage of issued share capital of the same class (%)		Percentage of total share capital (%)
Guangzhou Railway (Group) Company	A Shares	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
Credit Suisse Group AG	H Shares	99,651,045 98,239,474	(L) (S)	Interests of controlled company	6.96 6.86	(L) (S)	1.41 1.39	(L) (S)
The Bank of New York Mellon Corporation	H Shares	89,237,571 60,639,071	(L) (P)	Interests of entrusted entity of controlled company/Approved lending agent	6.23 4.24	(L) (P)	1.26 0.86	(L) (P)
Hillhouse Capital Management, Ltd.	H Shares	86,286,000	(L)	Investment manager	6.03	(L)	1.22	(L)
Gaoling Fund, L.P.	H Shares	86,026,000	(L)	Beneficial owner	6.01	(L)	1.21	(L)
Blackrock, Inc.	H Shares	84,327,080 2,915,790	(L) (S)	Interests of controlled company	5.89 0.20	(L) (S)	1.19 0.04	(L) (S)
FIL Limited	H Shares	82,234,000	(L)	Investment manager	5.75	(L)	1.16	(L)

Note: 1. The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes the lending pool.

3. Information on the largest shareholder and its de facto controller

The largest shareholder of the Company is Guangzhou Railway (Group) Company, and its de facto controller is the Ministry of Railways of the People’s Republic of China.

(1) Top shareholder

Unit: RMB 10 thousand

Name	Legal representative	Date of incorporation	Registed capital	Scope of operation
Guangzhou Railway (Group) Company	Li Wenxin	December 15th, 1992	6,512,704	Organisation and management of railway passenger and freight transportation, technologies and other industrial development etc.

(2) Changes in the largest shareholder and its de facto controller

During the reporting period, there was no change in the largest shareholder of the Company and its de facto controller.

(3) Chart on the property rights and controlling relationship amongst the Company and the largest shareholder and its de facto controller

4. Other corporate shareholders with a shareholding of 10% or above

As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

5. Public float

As of the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

IV. REPURCHASE, SALE OR REDEMPTION OF THE SHARES OF THE COMPANY

As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

V. PRE-EMPTIVE RIGHT

Under the articles of association of the Company and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

VI. TRANSACTIONS INVOLVING ITS OWN SECURITIES

As at the end of the reporting period, none of the Company and its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, and redeemable securities.

VII. TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

As at the end of the reporting period, holders of listed securities of the Company were not entitled to obtain any relief from taxation by reason of their holding of such securities pursuant to the laws of the PRC.

Chapter 4 Directors, Supervisors, Senior Management and Employees

I. GENERAL INFORMATION ON THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY AS AT MARCH 27TH, 2012:

Name	Position	Gender	Age	Beginning of engagement period	End of engagement period (Note)	Total remuneration received from the Company in the reportiong period (Unit: RMB’000)	Whether receive remuneration or allowance from shareholders or other related parties
Li Wenxin	Chairman of the Board and Executive Director	Male	48	January 31st, 2012	—	—	Yes
	Non-executive Director			November 10, 2011	January 30th, 2012
Shen Yi	Executive Director	Male	56	June 2nd, 2011	—	634	No
	General manager			October 10th, 2008	Current
Xu Xiaoming	Non-executive Director	Male	56	January 31st, 2012	—	—	Yes
	Chairman of the Board and Executive Director			June 2nd, 2011	January 30th, 2012
Li Liang	Non-executive Director	Male	51	June 2nd, 2011	—	—	Yes
Yu Zhiming	Non-executive Director	Male	52	June 2nd, 2011	—	—	Yes
Luo Qing	Executive Director	Male	47	June 2nd, 2011	—	559	No
Lu Minlin	Independent Non-executive Director	Male	58	June 2nd, 2011	—	69	No
Liu Xueheng	Independent Non-executive Director	Male	38	June 2nd, 2011	—	69	No
Liu Feiming	Independent Non-executive Director	Female	42	June 2nd, 2011	—	56	No
Xu Ling	Chairman of the Supervisory Committee	Male	56	June 2nd, 2011	—	—	Yes
Chen Shaohong	Supervisor	Male	45	June 2nd, 2011	—	—	Yes
Shen Jiancong	Supervisor	Male	43	June 2nd, 2011	—	—	Yes
Li Zhiming	Supervisor	Male	50	June 2nd, 2011	—	—	Yes
Xu Huiliang	Staff Supervisor	Male	48	June 2nd, 2011	—	360	No
Chen Jianping	Staff Supervisor	Male	45	June 2nd, 2011	—	375	No
Mu Anyun	Deputy general manager	Male	51	February 23rd, 2009	Current	559	No
Guo Xiangdong	Deputy general manager	Male	46	December 28th, 2010	Current	549	No
	Secretary to the Board			January 6th, 2004	Current
Tang Xiangdong	Chief accountant	Male	43	December 19th, 2008	Current	558	No

Note:

(1)	The end of engagement period set out in the above table is based on the date of passing the resolutions at the general meeting for the election of a new session of Directors and (non-employee) Supervisors.
(2)	During the reporting period, none of the Directors, Supervisors or senior management has held or dealt in the shares of the Company, or has held the Company’s option or has been granted any shares with selling restrictions.

1.	Biographies of the current Directors, Supervisors and senior management of the Company

Li Wenxin, aged 48, joined the Company in November 2011 and is the Chairman of the Board and an executive Director of the Company. He is a master degree holder and a senior engineer. He has worked at the Science Institute of the Ministry of Railways, Guangzhou Railway Bureau, Yangcheng Railway Company of Guangzhou Railway (Group) Company, and the freight department of Guangzhou Railway (Group) Company. From March 2001, he was general manager assistant of Guangzhou Railway (Group) Company. From June 2002, he served as general manager of Huaihua Railway Company of Guangzhou Railway (Group) Company. From June 2003, he served as chief secretary of party committee and vice chairman of the Board of Guangzhou Railway (Group) Company. He served as the general manager and deputy secretary of party committee of Qingzang Railway Company from April 2005. From September 2006, he served as deputy chief of transportation control center and chief of transportation capacity resource center of MOR. From January 2007, he served as deputy secretary of party committee and deputy dean of Railway Research Institute. He served as chief of diversified development center of MOR from September 2009, and since June 2011, he has been serving as deputy chairman of the Board, general manager and deputy secretary of party committee Guangzhan Railway (Group) Company. Since January 2012, he has served as chairman of the board, general manager and deputy secretary of party committee of Guangzhou Railway (Group) Company. Mr. Li is also the chairman of the board of Guangzhou-Meizhou-Shantou Railway Co., Ltd., Guangdong Sanmao Railway Co., Ltd., Guangdong-Hainan Railway Co., Ltd. and Shichang Railway Co Ltd..

Shen Yi, aged 56, joined the Company in October 2008 and is an executive Director and general manager of the Company. Mr. Shen graduated from the Northern Jiaotong University which was renamed Beijing Jiaotong University （北方交通大學現北京交通大學） and holds a bachelor’s degree in transportation. Mr. Shen has more than 30 years of experience in railway transportation management and has served at different railway stations and sections, Railway Sub-bureaus and Railway Bureaus. He was general manager of Hongkong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company. Before joining the Company, he was the general manager of Shichang Railway Company Limited.

Xu Xiaoming, aged 56, joined the Company in June 2010 and is a non-executive Director of the Company. He graduated with a bachelor’s degree and a master degree in engineering, he is also a professor-level Senior Engineer. Mr. Xu has worked at the railway department for many years and has more than 30 years of experience in transportation management. Mr. Xu had worked at different railway stations and sections, Railway Bureaus, Railway Sub-Bureaus and the Ministry of Railway, and served as the assistant to the director of Zhengzhou Railway Bureau (Zhengzhou Sub-bureau) and deputy-director thereof, the deputy-director of Zhengzhou Railway Bureau, the deputy-director of the Transportation Bureau of the Ministry of Railway and the chief officer of the department of infrastructure thereof and the chief director of resources coordination of the Ministry of Railway. From May 2010 to December 2011, he served as the chairman of the board and secretary to the party committee of Guangzhun Railway (Group) Company.

Li Liang, aged 51, joined the Company in June 2009 and is a non-executive Director of the Comapny. He graduated with an university degree and is an engineer. He had been section chief of Anyang engineering section of Xinxiang Railway Sub-administration, chief of Xinxiang engineering section, deputy-director of Zhengzhou Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Bureau. He has been administrative deputy general manager of Guangzhou Railway (Group) Company since December 2006.

Yu Zhiming, aged 52, joined the Company in June 2008 as a non-executive Director of the Company. Mr. Yu is an university graduate, obtained a master degree of engineering and is a senior accountant. He has many years of experience in the financial field. He served as director of the Sub-division of Finance of Zhengzhou Railway Bureau Wuhan Sub-administration, the director of the finance department of Wuhan Railway Bureau and capital settlement center, and the standing vice-director of capital settlement center of MOR. Since April 2008 he has been chief accountant of Guangshen Railway (Group) Company. Mr. Yu is also the chairman of the supervisory committee of Yuehai Railway Company Limited, Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd. and MaoZhan Railway Company Limited. Mr. Yu is the director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited, China Railway Container Transportation Limited and China Railway Special Goods Transportation Limited and a supervisor of Guangzhou–Zhuhai Railway Company Limited.

Luo Qing, aged 47, joined the Company in December 2008 and is a Director of the Company. Mr. Luo graduated from the Correspondence College of the Party School of CPC （中央黨校）, majoring in economics and management and is a political engineer. He had served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau and Yangcheng Railway Company, Locomotive Sports Association of Yangcheng Railway Company and Guangzhou Raiway (Group) Company. Between April 2006 and November 2008, he was the chief of the organization department of Gangzhou Railway (Group) Company. From November 2008 to May 2010, he served as the chairman of the Trade Union of the Company. Since May 2010, he has been the deputy secretary of the party and working committee and secretary of the discipline inspection and working commission of the Company and also the chairman of the trade union of the Company.

Lu Minlin, aged 58, joined the Company in June 2011 and is an independent non-executive Director of the Company. Mr. Lu graduated from University of Wisconsin-Madison and obtained a L.L.M. degree from the University of Hong Kong and a J.D. degree from the University of California. He has professional certificates or qualifications in accounting, finance, real estate and hospitality fields. Mr. Lu is a chartered accountant of U.K. and Canada. He is a licensed with the Securities and Futures Commission as a Type 6 responsible officer (advising on corporate finance). Mr. Lu has served as a director and strategy consultant of multinational financial corporations and emerging international corporations. Currently, he is in charge of an investment and corporate financing entity which has offices in London and Hong Kong. He concurrently serves as a non-executive chairman of Luk Fook Holdings (International) Limited, a non-executive director and vice chairman of Asian Capital Resources (Holdings) Limited, and an independent non-executive director of Shanghai Zendai Property Limited (all these companies are listed in Hong Kong).

Liu Xueheng, aged 38, joined the Company in June 2011 and is an independent non-executive Director of the Company. Mr. Liu obtained an MBA degree from Cambridge University. Mr. Liu has served as a senior assistant manager of DBS Bank, Hong Kong since 2000, an executive director of Partners Capital International Limited since 2002, an executive director of Vision Finance Group Limited since June 2006 and an executive director of Beijing Properties (Holdings) Limited since January 2011 which is listed in Hong Kong.

Liu Feiming, aged 42, joined the Company in June 2011 and is an independent non-executive Director of the Company. Ms. Liu graduated from Hefei Industrial University in 1989, majoring in management engineering. Ms. Liu obtained a master’s degree in economics from Nankai University in July 1997 and a doctor’s degree in international economics from Nankai University in July 2007. From August 1989 to February 1994, she worked in the administrative office of Anhui Huainan Chemistry Industrial Company. She served as finance manager of Hengxing Electronic Science (Shenzhen) Co., Ltd. since March 1994, finance manager of China Motion Telecom Group Limited since May 1996 and vice president of China Motion Telecom International Limited since October 2002. She has been a director and finance president of Shanghai Group (Shenzhen) Limited Company since April 2004.

Xu Ling, aged 56, joined the Company in June 2010 and is the Chairman of the Supervisory Committee of the Company. He graduated with a bachelor’s degree and is a senior political engineer. Mr. Xu Ling joined the railway industry in 1977 and has more than 30 years of experience in railway transportation management. He served as the vice-secretary of the Party Committee of Guangzhou Railway Bureau, general party branch secretary of Guangzhou Railway Building Material Committee of the Guangzhou Railway Bureau, chairman of the Trade Union of Guangzhou Railway (Group) Company, vice secretary of the Disciplinary Committee and head of the Supervisory Department of Guangzhou Railway (Group) Company. Mr. Xu served as the secretary of the party committee in the Huaihua Railway Office of Guangzhou Railway (Group) Company and the director and secretary of the Party Work Committee in the Huaihua Railway Office of Guangzhou Railway (Group) Company; director and secretary of the Party Work Committee in the Changsha Railway Office of Guangzhou Railway (Group) Company. Since March 2010, he has been serving as the vice-secretary of the Party Committee and the secretary of the disciplinary committee of Guangzhou Railway (Group) Company. Mr. Xu also serves as the Chairman of supervisory committee of Guangmeishan Railway Company Limited and Guangdong Sanmao Railway Company Limited and also the supervisor of Guangzhou–Zhuhai Railway Company Limited.

Chen Shaohong, aged 45, joined the Company in June 2008 and is a supervisor of the Company. Mr. Chen graduated from South China Normal University （華南師範大學） and is an economist. Mr. Chen has been engaged in the research of enterprise management for a long time. From 2001 he used to be vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate and legal affairs department of Guangzhou Railway (Group) Company. From April 2006 he served as director of corporate and legal affairs department of Guangzhou Railway (Group) Company. From April 2006, he served as head of enterprise and legal affairs department of director of Guangzhou Railway (Group) Company. Since June 2008, Mr. Chen has been vice-chief economist of Guangzhou Railway (Group) Company. Mr. Chen is also the chairman of supervisory committee of Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd. and Hainan Railway Economic and Technological Development Corporation Company; director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited and Jingyue Railway Company Limited and the supervisor of Guangdong Sanmao Railway Company Limited, Hunan Inter-city Railway Company Limited, Guangzhou Electric Locomotive Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited and China Railway Express Co., Ltd.

Shen Jiancong, aged 43, joined the Company in June 2011 and is a Supervisor of the Company. He graduated with a university degree and is an economist. Mr. Shen has worked at the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau. After that, he has served as secretary of Chinese Youth League of such mechanical refrigerator car depot, deputy director and director of division of personnel of Guangzhou Railway (Group) Company, deputy director of Division of Human Resources of Guangzhou Railway (Group) Company, director of organization department of Party Committee of Guangzhou Railway (Group) Company, and secretary of CPC committee and vice stationmaster of Shenzhen station of Guangshen Railway Company Limited. He has been director of division of human resources and director of organization department of party committee of Guangzhou Railway (Group) Company since March 2011.

Li Zhiming, aged 50, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC （中央黨校）, majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. From 1996 to 2005, he was chief of Finance Sub-division of Changsha Railway Company. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of Guangzhou Railway (Group) Company. Mr. Li is also the chairman of the supervisory committee of Guangdong Tiecheng Enterprise Company Limited, chief supervisor of Xingguangji Company Limited; director of Hong Kong Kai Man Limited and Hainan Economic and Technological Development Corporation; supervisor of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Changshi Railway Company Limited Hukun Passenger Railway Line (Hunan) Co., Ltd, Xia Shen Railway (Guangdong) Company Limited, Ganshao Railway Company Limited, Guiyang-Guangzhou Railway Co., Ltd, Hunan — Guangzhou Railway Co., Ltd and Jingyue Railway Company Limited.

Xu Huiliang, aged 48, joined the Company in 1992 and is a Supervisor of the Company. Mr. Xu graduated from Southwest Jiaotong University, majoring in computer technology. He has obtained a master degree in engineering and is a senior engineer. Mr. Xu has been engaged in the railway information technology industry and has developed various computer engineering projects. Mr. Xu was entitled to enjoy special subsidies awarded by the State Council in 2001. Since March 2009, he served as the director of information technology department of the Company and has been elected as the supervisor of the staff union of the Company from June 2010.

Chen Jianping, aged 45, joined the Company in 2007 and is a Supervisor of the Company. Mr. Chen worked with the First High School of Guangzhou Railway and Locomotive Sports Association of Guangzhou Railway and is working with Guangzhou Railway (Group) Company and the Company. Mr. Chen served as the office secretary of the trade union, director of the logistic department, deputy secretary of the party committee and concurrently the secretary of committee for disciplinary inspection of the passenger transportation business unit, deputy office manager of the general office of Guangzhou Railway (Group) Company, chairman of the trade union of the mechanized line center of Guangzhou Railway (Group) Company. Since 2007, he has served as the section chief of Guangzhou Passenger Transportation Division, and has been a Supervisor the staff union of the Company.

Mu Anyun, aged 51, joined the Company in February 2009 and is a deputy general manager of the Company. Mr. Mu holds an MBA degree of Macau University of Science and technology and is an economist. Mr. Mu joined the railway departments in 1981 and had served in various managerial positions in Guangzhou Railway Administration and Guangzhou Railway (Group) Company. From May 2000 to February 2009, he was director and deputy general manager of Guangmeishan Railway Company Limited. Since February 2009, he has been deputy general manager of the Company.

Guo Xiangdong, aged 46, joined the Company in 1991 and is the Deputy General Manager and secretary of the Board. Mr. Guo graduated from Central China Normal University （華中師範大學） in 1989. Mr. Guo holds a bachelor of law degree and is an economist and MBA. He was deputy section chief, deputy head and head of secretariat of the Board. Since January 2004, he has been appointed as the secretary to the Board and since December 2010, Mr. Guo has been appointed as the deputy general manager.

Tang Xiangdong, aged 43, joined the Company in June 1990 and is Chief Accountant of the Company. Mr. Tang graduated from Jinan University （暨南大學）, majoring in business administration, and is a MBA and senior accountant. In June 1996, Mr. Wang joined the railway department and had served in various managerial positions in Labor and Capital Department, Diversified Business Department and Capital Settlement Center. From March 2006 to December 2008, he was director of Finance Department of the Company. Since December 2008, Mr. Tang has been the chief accountant of the Company.

2. Engagements of existing Directors, Supervisors and senior management in shareholders

Name	Name of shareholder	Position	Period of engagement	Whether receive remuneration or allowance from the shareholder
Li Wenxin	Guangzhou Railway (Group) Company	Chairman of the board General manager and secretary of the party committee	Since January 2012 Since June 2011	Yes
		Vice chairman of the board	From June 2011 to December 2011
Xu Xiaoming	Guangzhou Railway (Group) Company	Chairman of the board and secretary of the party committee	From May 2010 to December 2011	Yes
Li Liang	Guangzhou Railway (Group) Company	Administrative deputy general manager	Since December 2006	Yes
Yu Zhiming	Guangzhou Railway (Group) Company	Chief accountant	Since April 2008	Yes
Xu Ling	Guangzhou Railway (Group) Company	Vice secretary of the party committee and secretary of the commission for inspecting discipline	Since March 2010	Yes
Chen Shaohong	Guangzhou Railway (Group) Company	Vice-chief economist Director of corporate management division	Since June 2008 Since April 2006	Yes
Shen Jiancong	Guangzhou Railway (Group) Company	Director of human resources division and organization department head of the party committee	Since March 2011	Yes
Li Zhiming	Guangzhou Railway (Group) Company	Chief of audit division	Since April 2006	Yes

3.	Engagements of existing directors, supervisors and senior management in other companies

Please refer to ‘1. Biographies of the current Directors, Supervisors and senior management of the Company’ above.

II. REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Decision-making procedure	Remuneration or allowance standards of the Directors and Supervisors of the Company should be submitted for approval at the general meeting of the Company after consideration and discussion by the remuneration committee of the Company.
Basis for the determination	Determined with reference to the level of remuneration in Shenzhen, where the Company is located, the job nature of individual staff, as well as the annual objective of the Company, the completion and status of works and targets and the operating results of the Company.
Actual payment	During the reporting period, none of the Directors Mr. Li Wenxin, Mr. Xu Xiaoming, Mr. Li Liang and Mr. Yu Zhiming and the Supervisors Mr. Xu Ling, Mr. Chen Shaohong, Mr. Shen Jiancong and Mr. Li Zhiming has received remuneration from the Company and would waive their rights to request the Company to pay the remuneration for the period. For details of the payment to other existing Directors, Supervisors and senior management, please see the section ‘I. General Information on the Existing Directors, Supervisors and Senior Management’ above.

III. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. On March 10, 2011, the entire committee at the third meeting of the third session of the Board of the Company approved upon vote that Mr. Liu Xilin ceased to be a Supervisor of staff representative of the supervisor committee of the Company, and Mr. Chen Jianping and Mr. Xu Huiliang were elected as the Supervisors of staff representative of the sixth session of the Supervisor Committee of the Company.

2. On June 2, 2011, the Company convened the 2010 annual general meeting for re-election of Directors of the Board and Supervisors of shareholders’ representatives of the Supervisor Committee. Mr. Xu Xiaoming, Mr. Guo Zhuxue, Mr. Shen Yi, Mr. Li Liang, Mr. Yu Zhiming and Mr. Luo Qing were elected as non-independent Directors of the sixth session of the Board of the Company. Mr. Lu Minlin, Mr. Liu Xueheng and Ms. Liu Feiming were elected as independent Directors of the sixth session of the Board of the Company. Mr. Xu Ling, Mr. Chen Shaohong, Mr. Li Zhiming and Mr. Shen Jiancong were elected as the Supervisor of shareholders’ representatives of the sixth session of the supervisor committee of the Company. On the same day, the Company convened the first meeting of the sixth session of the Board and the first meeting of the sixth session of the Supervisor Committee, on which Mr. Xu Xiaoming and Mr. Xu Ling were elected as chairman of the Board and the Supervisor Committee, respectively.

3. On November 10, 2011, the Company convened an extraordinary general meeting to approve the termination of the directorship of Mr. Guo Zhuxue at the Board, and to elect Mr. Li Wenxin as a Director of the Board of the Company.

4. On January 31, 2012, the Company convened the fifth meeting of the sixth session of the Board to terminate the duties of Mr. Xu Xiaoming as Chairman, and to elect Mr. Li Wenxin as the Chairman of the Board of the Company.

IV. OTHER INFORMATION ON DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT

1. Interests of Directors and Supervisors in share capital of the Company

As of December 31, 2011, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests or short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the ‘Model Code’) in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the ‘Listing Rules of Hong Kong Stock Exchange’). None of the Company’s Directors or Supervisors or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company.

2. Service contracts of Directors and Supervisors

Each of the Directors of the Company has entered into a service contract with the Company. None of the Directors or Supervisors has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

3. Interests of Directors and Supervisors in contracts

None of the Directors or Supervisors of the Company has any direct or indirect interests in any contract of significance subsisting during the year to which the Company or any of its subsidiaries was a party.

V. EMPLOYEES

As at December 31, 2011, the Company had 33,379 employees in total, representing an increase of 1,200 compared to 32,179 employees at the end of 2010. The main reasons for such increase include increase in railway operation services provided by the Company, as well as increases in the number of servicing staff for passenger transportation, crew member and safety inspection staff for passenger transportation.

1. The professional composition of the employees

Category of profession	Number
Administrative personnel	2,680
Technical personnel	1,223
General operation personnel	29,476

Total	33,379

2. Educational level of employees

Category of educational level	Number
Postgraduate or above	55
Graduate	2,154
College for professional training	4,715
Others (Secondary vocational school, high school and vocational technical school, etc.)	26,455

Total	33,379

3. Salary and benefits policy

The Company’s salary policy is closely linked with economic efficiency, labor efficiency and individual performance. The total amount of employees’ salaries is closely related to the operating results of the Company and the distribution of employees’ salaries is based on their post labour assessment and employee performance appraisal. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc., and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

4. Insurances and benefits plan of retirement

Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

Employees’ benefits	As a Percentage of the Aggregate Salaries of the Employees
	Employees residing along the Guangzhou-Pingshi line or in Guangzhou area or along the Guangzhou-Shenzhen line	Employees residing in Shenzhen
Housing fund	9%	13%
Retirement pension	18%	18%
Supplemental retirement pension

Four times as much as the amount paid by the individual employee.

(The amount paid by the individual employee is determined by length of service, which is classified every five years and shall be adjusted timely according to the increase of employee’s salary.)

Basic medical insurance	7%	6%
Supplemental medical insurance	1%	0.5%
Maternity medical insurance	0.1%	0.5%
Work-related injury insurance	0.69%	0.69%
Unemployment insurance	0.4%	0.4%

As of December 31, 2011, the Company has 196 employees retired on full pay and 14,712 retired employees in total. The endowment insurance for retired employees are paid by Guangdong Society Insurance Fund Administration.

5. Training

Training of the Company mainly includes training on post standardization, adaptability and continuing education. The Company fully completed its training plans in 2011. The total expenses for these training programs were approximately RMB22.9913 million, involving a total of 326,874 person-times.

Chapter 5 Corporate Governance Structure

I. CORPORATE GOVERNANCE

Since the listing of the Company on the Hong Kong Stock Exchange and the New York Stock Exchange in 1996 and on the Shanghai Stock Exchange in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements and based on the articles of associations of Company (the ‘Articles’) and relevant requirements of laws and regulations, after taking into account the actual status of affairs of the Company. General meeting, the Board and the Supervisory Committee of the Company have clearly defined power and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the place of listing of the Company’s stocks related to corporate governance.

The general meeting is the body with the highest authority in the Company and operates in accordance with the Artices and the Rules of Procedure of General Meeting. During the reporting period, legal advisers were present in witness of the general meetings of the Company and legal advice was obtained in connection with the convention of general meetings to ensure that decision-making procedures and contents of general meetings are legal and valid and the shareholders can fully exercise their own rights.

The Board is the decision-making body for business operation of the Company, accountable to the shareholders in general meeting. It operates in accordance with the Articles and the Rules of Procedure of Board Meeting. The Directors of the Company organize and implement various resolutions of the general meeting in a diligent, prudent and responsible manner through scientific decisions to facilitate the healthy and sound development of the Company.

The Supervisory Committee is a monitoring body of the Company, accountable to the shareholders in general meeting. It operates in accordance with the Artices and the Rules of Procedures of Supervisory Committee. The Supervisors of the Company effectively monitor the performance of duties of the Directors and senior management and the legal compliance in the Company’s operation.

For details of the proceedings of the general meeting, the Board and the Supervisory Committee of the Company during the reporting period, please refer to the sections ‘Summary of General Meetings’, ‘Report of the Directors’ and ‘Report of the Supervisory Committee’.

During the reporting period, as the national railway industry operated on a concentrated and unified commending transportation system, Guangzhou Railway (Group) Company, the largest shareholder of the Company, required financial information of the Company in order to carry out administrative roles in accordance with legal and administrative regulations. Such information was provided in the monthly reports during the reporting period. Accordingly, the Company continued to comply with the Notice on listed companies regarding enhancement of unregulated activities such as disclosure of unreleased information to its shareholders and de facto controllers (Shen Zheng Ju Gong Si Zi [2007] No. 39), and has obtained an undertaking from Guangzhou Railway (Group) Company, in relation to enhancement on managing unreleased information. This undertaking is to remind the shareholder to comply with its obligations under the confidential undertaking and avoid inside tradings. The Company has also submitted a list of related parties to relevant securities governing authorities.

Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and level of governance to promote the regulated and healthy development of the Company.

II. PERFORMANCE OF DIRECTORS

1. Attendance (guest attendance) at Board meetings and general meetings by Directors

(1) Attendance at Board meetings by Directors

Name of Director	Whether be independent director	Number of Board meetings to be attended	Number of Board meetings attended in person	Number of Board meetings attended by way of telecommunication	Number of Board meetings attended by proxy	Number of absences from Board meetings	Attendance rate	Whether attend Board meetings not in person for two consecutive times
Li Wenxin	No	1	1	1	—	—	100%	No
Shen Yi	No	6	6	4	—	—	100%	No
Xu Xiaoming	No	6	6	4	—	—	100%	No
Li Liang	No	6	5	4	1	—	100%	No
Yu Zhiming	No	6	5	4	1	—	100%	No
Luo Qing	No	6	6	4	—	—	100%	No
Lu Minlin	Yes	4	4	3	—	—	100%	No
Liu Xueheng	Yes	4	4	3	—	—	100%	No
Liu Feiming	Yes	4	4	3	—	—	100%	No
Guo Zhuxue (*)	No	5	3	3	2	—	100%	Yes

During the reporting period, Mr. Guo Zhuxue, a Director, did not attend the 19th meeting of the fifth session of the Board and the 1st meeting of the sixth session of the Board in person as he was on business trips. He had delegated Mr. Shen Yi and Mr. Yu Zhiming, the Directors, to attend and vote at the meetings on his behalf, respectively.

Number of board meetings held during the year	6
Including: Number of on-site meetings	2
Number of on-site meetings held by way of telecommunication	4
Number of meetings held in a mixed model	0

(2) Guest attendance at general meetings

Name of Director	Whether be independent director	Number of general meetings to be guest attended	Number of general meetings guest attended in person	Number of general meetings guest attended by proxy	Number of absences from general meetings	Guest attendance rate
Li Wenxin	No	0	—	—	—	—
Shen Yi	No	2	2	—	—	100%
Xu Xiaoming	No	2	2	—	—	100%
Li Liang	No	2	1	1	—	100%
Yu Zhiming	No	2	2	—	—	100%
Luo Qing	No	2	1	1	—	100%
Lu Minlin	Yes	1	—	1	—	100%
Liu Xueheng	Yes	1	—	1	—	100%
Liu Feiming	Yes	1	1	—	—	100%
Guo Zhuxue (*)	No	2	—	2	—	100%

*	Mr. Guo Zhuxue was terminated as a director of the Board in November 2011.

2. The independent Directors’ objection to related matters of the Company

During the reporting period, no objection to the proposals raised at the meetings of the Board or other matters which were not the proposals of the Board meetings of the Company was lodged by the independent Directors.

3. The establishment, improvement and main content of working rules related to independent Directors and the performance of independent Directors

(1) The establishment and improvement of working rules related to independent Directors: the Company added chapters related to independent directors in its Articles. It also formulated Rules of Procedure of Board Meeting, Working Rules of Independent Directors and the Annual Report Working Rules of Independent Directors, which regulate the relevant functions work of independent Directors.

(2) Main content of working rules related to Independent Directors: the Articles and the Working Rules of Independent Directors make specific stipulations on the qualification, duties and rights of Independent Directors. The Annual Report Working Rules of Independent Directors mainly makes stipulations on the independent Directors’ duty on understanding of the operation of the Company, communication with certified public accountants, inspection and supervision during the preparation and disclosure of annual report.

(3) Performance of Independent Directors

During the reporting period, the Company’s independent Directors faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles and Working Rules of Independent Directors with an attitude of responsibility towards all the shareholders. They showed solicitude for the Company’s operation and compliance with laws, attended Board meetings and other relative meetings, carefully reviewed proposals of the meetings, made valuable suggestions on important project investments, operation and management of the Company with their professional knowledge. They also raised independent opinions, according to relevant rules and facts to their knowledge, on material affairs of the Company in 2011, such as connected transactions and the engagement of Director. During the preparation and disclosure process of the annual report 2011, independent Directors of the Company fulfilled their duties required by the security regulatory authorities and the Annual Report Working Rules of the Audit Committee and Independent Directors. They communicated with the Company, finance and auditing firms adequately and carefully and raised useful suggestions. The independent Directors exerted their influence adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company.

In the decision-making process of the Board, three independent Directors raised professional opinions on the Company’s proposals and put out independent opinions on the Company’s business activities based on macro-situation, industry status and their professional point of view. They also played an active role in ensuring the Company’s strategic development, scientific decision-making of the Board and the interests of minority shareholders.

III. INDEPENDENCE AND INTEGRATION OF THE COMPANY FROM THE LARGEST SHAREHOLDER IN BUSINESS, STAFF, ASSETS, ORGANIZATION AND FINANCE

	Whether be independent and integrated	Explaination
Business	yes	The Company has independent operation personnel and an independent and integrated system for operation and control of production.
Staff	yes	The general manager, deputy general managers, chief accountant, company secretary and other senior management serve the Company on full-time basis and receive remuneration from the Company. The Company is independent in the management of personnel and remuneration affairs.
Assets	yes	The Company owns assets necessary for its independent operation and development; the Company has full control over its assets. No asset is misappropriated by the substantial shareholder for free.
Organization	yes	The Company has an independent organizational structure.
Finance	yes	The Company has an independent department and personnel in charge of finance affairs. It has established an independent accounting and clearance system and a finance management system. It has independent bank accounts and pays taxes independently pursuant to the laws.

IV. ESTABLISHMENT AND IMPROVEMENT OF THE COMPANY’S INTERNAL CONTROL SYSTEMS

The Company has set up a department in charge of the construction of the internal control system, called: Internal Control Office.

General program on the construction of internal control systems	In accordance with the relevant laws and regulations such as the Company Law, Securities Law, Accounting Law, Basic Standards of Corporate Internal Control, Implementation Guidelines for Enterprise Internal Control, and Guidelines on Internal Control of Listed Companies, and the requirements of the listing rules of the place of listing of the Company’s stocks, the Company established and improved its internal governance and organizational structure, formulated a scientific decision-making, implementation and supervision mechanism to ensure the realization of the Company’s operation and management objectives and conduct its business activities orderly.
Plan for establishment and improvement of internal control system and its implementation	In accordance with relevant laws and regulations, the Company has established an internal control system that covers each department, subsidiary, business link and management link. It mainly includes internal control targets, control circumstance, internal control system, financial control and control procedure. The internal control system covers the whole producing and operating processes, including production and operation, management, material supply, personnel, remuneration, financial management, audit and information disclosure, etc. The effective implementation of internal control system helps the Company to create a fine internal operation and management environment and a regulated producing and operating order. It also helps to keep the operation and management of the Company on the right track and plays a supervisory, controlling and guiding role in the operation of the Company.
Establishment of the inspection and supervision department for internal control	The Audit Committee of the Board and the Audit Department of the Company are in charge of the communication, supervision and inspection related to internal audit and external audit, respectively, of the Company.
Assessment of internal supervision and internal control	The Company has established and improved the integrated and rational internal control system based on the actual situation and management requirement. The internal control system involves each respect and link of the Company’s operating activities (including finance, operation, compliance and risk management) and was well executed. For details on the commencement of assessment of internal supervision and internal control of the Company in 2011, please see the Assessment Report of Internal Control 2011.
Arrangement of work related to internal control by the Board	The Board reviews the Assessment Report on the Company’s Internal Control each year and learns the implementation of the Company’s each system. It constantly raises opinions on improvement according to new requirements and regulations of current internal control. It also requires internal audit department to carry out review and supervision in relation to the establishment and improvement of the internal control system as well as effective implementation of this system.
Establishment and Operation of internal control system related to financial accounting	In accordance with the Company Law, Accounting Law, Business Accounting Standards and their supplementary regulations, the Company has formulated an accounting system and financial management system suitable for itself. It has also formulated procedures for handling accounting documents, accounting books and financial statements to reasonably ensure the realization of each target. The Company has established relevant accounting control procedures, including transaction authorization control, responsibility dividing control, documents and records control, asset contact and recording control and so on.
Deficiencies of internal control and rectification	During the reporting period, the design and implementation of the Company’s internal control system conform to those required by relevant regulatory authorities and no material deficiency in the design and implementation of the Company’s internal control was found. In future works, the Company will, according to the regulatory requirements, further improve its internal control system and long-term internal control mechanism, strengthen its ability of resist risks, tighten inspection and supervision and continuously enhance operating efficiency and effect of internal control system to safeguard the interests of the large number of investors.

V. APPRAISAL AND INCENTIVE MECHANISM FOR SENIOR MANAGEMENT

The Company implements the objective responsibility assessment mechanism to strengthen the incentives and restrictions on the senior management. The Board and the senior management of the Company and its subsidiaries enter into responsibility letters in relation to target assessment every year to appraise their work and results of senior management in all the aspects including passenger and freight transportation volume, revenues from transportation, safety, costs, profit and management, etc.. This mechanism can review and assess the management and performance of senior management and encourage the senior management to improve their management capability and proficiency and to enhance management measures and optimize management process. The Company honors the incentive commitment based on the performance and appraisal results of the senior management upon expiration of this mechanism.

VI. ASSESSMENT REPORT OF THE COMPANY’S INTERNAL CONTROL AND REPORT OF SOCIAL RESPONSIBILITY

The Company has disclosed the Assessment Report of Internal Control 2011 and Audit Report of Internal Control 2011.

The Company has disclosed the Social Responsibility Report.

The above reports are disclosed at the following sites: http//www.sse.com.cn and http://www.gsrc.com.

VII. ESTABLISHMENT OF THE INVESTIGATION SYSTEM OF RESPONSIBILITIES FOR MATERIAL ERRORS IN DISCLOSURE OF ANNUAL REPORT INFORMATION

In order to ensure the authenticity, veracity, timeliness and integrality of the Company’s annual report information disclosure and to improve the quality and transparency of the Company’s annual report information disclosure, the Company formulated the Investigation System of Responsibilities for Material Errors in Disclosure of Annual Report Information of Guangshen Railway Company Limited as required by China Securities Regulatory Commission (“CSRC”), Shanghai Stock Exchange and Shenzhen Office of CSRC. This system gives the definition, content, scope and criteria of material errors in disclosure of annual report information. For material errors in disclosure of annual report information, the Board will deal out administrative or economic punishment on the responsible person based on the level of severity before disclosing the recognition and punishment resolutions in the form of temporary announcement. The Company will implement this system strictly to avoid material errors in disclosure of annual report information and ensue the trueness, accuracy and completeness of annual report information.

During the reporting period, there was no correction of material accounting mistakes, supplement of material omissions or modification of operating results forenotice.

VIII. PEER COMPETITION AND CONNECTED TRANSACTION DUE TO PARTIAL RESTRUCTURING

During the period, there was no peer competition or connected transaction due to factors including partial restructuring, characteristics of the industry, national policies or mergers and acquisitions for the Company.

IX. CORPORATE GOVERNANCE REPORT

1. Compliance with Code of Corporate Governance Practices

During the reporting period, the Company has consistently complied with the code provisions set out in the Code on Corporate Governance Practices (“Corporate Governance Code”) in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange.

2. Securities Transactions by Directors, Supervisors and Senior Management and Competitive Interests

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the ‘Model Code’) as set out in Appendix 10 to the Listing Rules of the Hong Kong Stock Exchange and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (No.56[2007] CSRC Company) as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.

After specific enquiries made with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, each of the Directors, Supervisors and senior management has complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.

After specific enquiries made with all the executive Directors, no-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, no-executive Directors and Supervisors has held any interests in business that compete or may compete with the businesses of the Company directly or indirectly.

3. Board of Directors

The Board leads the Company in a responsible attitude and effective manner. Its functions and responsibilities are set out in the Articles of Association of the Company.

The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they all possess appropriate professional qualifications in accounting or related fields. The names, biographical details and occupations of the Directors and are set out in the relevant part of the chapter ‘Directors, Supervisors, Senior Management and Employees’ of this Annual Report.

The Company provides information on business development to all the Directors, including statements of various forms, documents and minutes of meetings. The independent Directors timely obtain in-depth knowledge of operating situation of the Company through hearing reports of the management and on-the-spot investigation. The Company undertakes to provide independent non-executive Directors with working conditions necessary for the performance of duties. The secretary to the Board actively assists independent Directors in performing their duties and other relevant persons of the Company cooperate with the independent Directors in their work performance of their duties. The fees required for the engagement of intermediaries and discharge of other duties by the independent directors shall be borne by the Company so that independent directors can effectively perform their duties.

During the reporting period, the Board held 6 meetings, which were the 19th and 20th meetings of the fifth session of the Board and the 1st to 4th meetings of the sixth session of the Board. The main resolutions and approvals are set out in the relevant part of the chapter ‘Report of Directors’ of this annual report.

There is no financial, business, family or other material relationship between members of the Board and between the Chairman and the general manager.

The Board has established the Audit Committee and the Remuneration Committee to supervise relevant affairs of the Company. Each committee has specific responsibilities, reports to and gives advice to the Board on a regular basis.

4. Chairman and General Manager

Mr. Li Wenxin and Mr. Shen Yi are the Chairman of the Board and the General Manager of the Company, respectively. The Chairman of the Board is responsible for the leadership and effective running of the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties of a chief executive officer (including the implementation of business plan and investment proposal of the Company and decision-making on production and management, etc.) are performed by the general manager of the Company.

5. Tenure of Non-executive Directors and Independence Confirmation of Independent Non-executive Directors

For the tenure of the existing non-executive Directors of the Company, please refer to the relevant part of the section ‘Information of Directors, Supervisors and Senior Management’ of this annual report.

The Company has received annual confirmation letters for this year from Mr. Lu Minlin, Mr. Liu Xueheng and Ms. Liu Feiming, independent non-executive Directors, in respect of their independence pursuant to Rule 3.13 of the Listing Rules of the Hong Kong Stock Exchange. The Company concurs with their independence.

6. Remuneration Committee and remuneration of Directors

Members of the Remuneration Committee are appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Lu Minlin (chairman of Remuneration Committee), Mr. Liu Xueheng, Ms. Liu Feiming, Mr. Li Wenxin and Mr. Shen Yi.

According to the requirements of the Working Rules of the Remuneration Committee of the Company, the principal duties of the Remuneration Committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business strategy, reasonable remuneration to attract and retain high caliber executives. The Remuneration Committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The Remuneration Committee is provided with adequate resources from the Company to perform its duties.

During the reporting period, the Remuneration Committee did not convened any meeting.

On June 2, 2011, the Company convened the first meeting of the sixth session of the Board to appoint Mr. Xu Xiaoming (chairman of Remuneration Committee), Mr. Shen Yi, Mr. Lu Minlin, Mr. Liu Xueheng and Ms. Liu Feiming as members of the Remuneration Committee.

On January 31,2012, the Company convened the fifth meeting of the sixth session of the Board to approve termination of the membership of Mr. Xu Xiaoming and appoint Mr. Lu Minlin as the chairman of Remuneration Committee.

At the annual general meeting of 2010 held by the Company on June 2, 2011, it was considered and approved that the remuneration of each of domestic independent non-executive Directors was RMB100,000 and the remuneration of each of overseas independent non-executive Directors was HKD150,000. For details of remuneration of Directors during 2011, please refer to the relevant parts of the section ‘Directors, Supervisors, senior management and employees’ of this annual report.

7. Nomination of Directors

As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure over a long time. According to the requirements of the Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director or there is a vacancy for Director, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate an independent Director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, the Director shall be entitled to be re-appointed.

8. Audit Committee

Members of the Audit Committee are appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Lu Minlin (chairman of Audit Committee), Mr. Liu Xueheng and Ms. Liu Feiming. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board, Mr. Guo Xiangdong is the secretary of the Audit Committee.

According to the requirements of the Working Rules of the Audit Committee of the Company, the principal duties of the Audit Committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that appropriate recommendations are implemented. The Audit Committee has been provided with adequate resources to perform its duties.

In 2011, the Audit Committee held 7 meetings to examine, review and supervise the Company’s internal control performance related to financial reporting, review the Company’s financial statements and auditing results of the auditors, and recommend the appointment of external auditors to the Board.

Attendance of each member of the Audit Committee is set out as below:

Name of member	Number of Audit Committee meetings to be attended	Number of Audit Committee meetings attended	Attendance rate
Lu Minlin	3	3	100%
Liu Xueheng	3	3	100%
Liu Feiming	3	3	100%
Dai Qilin (*)	4	4	100%
Wilton Chau Chi Wai (*)	4	4	100%
Lv Yuhui (*)	4	4	100%

*	Left office upon expiry of service term in June 2011.

The Audit Committee discussed with external auditors on the audit plan of the annual report and urged the external auditors to submit the auditing report timely. The Audit Committee reviewed the Company’s financial and accounting statements before external auditors commenced their work and made suggestions in written form. When the external auditor’s made initial opinion, the Audit Committee reviewed the statements and made written suggestions again. The Company’s financial statements and operating results of 2011 have been reviewed by the Audit Committee.

9. Training of Directors and Company Secretary

The Company places high importance on the continuing training of the Directors, Supervisors and senior management. During the reporting period, the Company proactively arranged for a Director, Mr. Yu Zhiming, and a Supervisor, Mr. Shen Jiancong to participate in the 2011 Training Course for Directors and Supervisors of Listing Companies in Shenzhen jointly organized by Shenzhen Bureau of CSRC and Shenzhen Listed Companies Association in November 2011. The deputy general manager and Secretary to the Board, Mr. Guo Xiangdong also participated in a series of business training activities organized by the Shanghai Stock Exchange, the Hong Kong Stock Exchange and The Hong Kong Institute of Chartered Secretaries respectively.

10. Auditors and Remuneration

The Company has appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as its domestic auditor and PricewaterhouseCoopers as its international auditor for 2011. As at December 31, 2011, the Company’s domestic auditor has served for a consecutive term of four year and its international auditor has served for a consecutive term of nine years. The rotation of persons in charge of auditing affairs and endorsing CPA is in compliance with the Requirements on the Regular Rotation of the Endorsing Accountants for Securities and Futures Auditing Services of the CSRC and the Ministry of Finance of the PRC.

During the reporting period, the Company paid a remuneration of RMB2.10 million (including RMB300,000 as audit fee for internal control) and RMB5.70 million to PricewaterhouseCoopers Zhong Tian CPAs Limited Co. and PricewaterhouseCoopers for their annual auditing services of 2011 respectively. Apart from this, the Company has not accepted non-audit services from its domestic auditor or international auditor and did not paid any remuneration in this regard.

11. Accountability and Auditing

The Directors of the Company acknowledge their responsibility for preparing the accounts and supervising the preparation of the accounts for each financial period, so that the accounts can truly and fairly reflect the business position, results and cash flow of the Company during the period. During the preparation of the accounts for the year ended December 31,2011, the Directors adopted and consistently applied appropriate accounting policies, made scrupulous judgments and estimates, and prepared the accounts on a going concern basis.

The Company announced its annual and interim results in a timely manner within the limits of 3 months and 2 months, respectively after the end of the relevant period in accordance with the Listing Rules of the Hong Kong Stock Exchange. The Company also announced its annual, interim and quarter results timely in accordance with the Rules of Shanghai Stock Exchange for the Listing of Stocks.

The responsibility statements of the Directors and the auditors as to the preparation of the financial statements of the Company are set out in the Independent Auditors’ Report of the annual report.

12. Internal Supervision and Control

The Board has reviewed its corporate governance documents and other guidelines for internal control, and the Board considers that the Company has complied with the code provisions set out in Corporate Governance Code.

The Board is responsible for reviewing the internal supervision and control system of the Company and has set up the Audit Committee under the Board to assist the Board to independently review the Company’s financial reporting procedures, the efficacy of the internal control and risk management systems, review the Company’s financial, operation and regulatory control procedures, review the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting and financial reporting function, in order to ensure the effectiveness of the Company’s internal control system.

The Company has established an internal audit system to carry out a comprehensive assessment of the internal supervision and control system every year on a regular basis, and report to the Audit Committee and Board of the Company. The audit department of the Company is specifically responsible for the daily audit of the internal supervision and control system, which emphasizes on the financial, operational and compliance controls and risk management functions of the Company, with the major segment being supervising and ensuring the effective operation of the internal supervision and control system.

The Company has established a supervisory committee, which comprises of representatives of shareholders and representatives of staff. The supervisory committee is responsible for reviewing financial statements to be presented to the shareholders’ general meetings, monitoring the legality and compliance of the financial performance of the Company and the performance of duties of the Directors and senior management. For details on the composition of the Supervisory Committee and the performance of the Supervisory Committee during the reporting period, please refer to the relevant parts of the sections ‘Directors, Supervisors, Senior Management and Employees’ and ‘Report of Supervisory Committee’ of this annual report.

During the reporting period, in accordance with the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (the ‘Sarbanes-Oxley Act’), Corporate Governance Code, and Basic Regulations on Enterprise Internal Control and Implementation Guidelines for Enterprise Internal Control promulgated by the Ministry of Finance of the PRC and other relevant departments, the Board of the Company has carried out assessment of internal control of the Company in 2011 with the assistance of external consultants. At the same time, the Company has engaged an external auditor to audit the assessment of the Board in respect of the efficacy of the internal system relating to financial reporting. The Board of the Company is of the view that, as at December 31, 2011, the internal control system of the Company was sound and effective, while the resources, staff qualification and experience for the accounting and financial reporting function were adequate, and training courses provided to the staff in relation to the financial reporting function and the related budget were sufficient. The external auditor engaged by the Company also concurred with the assessment results of the Board in relation to the efficacy of the internal control system relating to financial reporting.

13. Management and Disclosure of Price-sensitive Information

In accordance with the systems formulated by the Company, such as Management Method of Information Disclosure, Management System for Insider Information and Insiders, and Management (Trial) Method of External Information, the Company has provided for the management of the use of price-sensitive information, in order to regulate and reinforce the management of information reporting and delivery to external bodies.

14. Shareholders’ Rights and Investor Relationship

In accordance with the requirements of the Articles, two or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the proposed general meeting shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary to require an extraordinary general meeting or a class meeting to be called by the Board for the business specified in such request. The Board shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting after receiving such request; shareholder or shareholders holding in aggregate 3% or more of the shares carrying the right to vote at the proposed general meeting shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary to require the proposal set forth in the written request to be considered at the proposed general meeting.

Shareholders shall attend the general meetings to raise questions or opinions in relation to the results, operation, strategies and/or management of the Company. The chairman or deputy chairman, appropriate management and administrative personnel and the external auditors shall attend the general meetings to answer questions from the shareholders. Each general meeting shall make reasonable arrangements for a questioning session for the shareholders.

The secretary to the Board is in charge of information disclosure and investor relationship of the Company. The Company formulated Working Rules of Secretary to the Board and Management Method of Information Disclosure. The Company has fulfilled the obligation of information disclosure in accordance with laws, the Articles and the Management Method of Information Disclosure and has used its best efforts to ensure the trueness, accuracy, completeness, timeliness and justice of information disclosure. Investors may raise enquiries to the secretariat to the Board by mail or electronic mail. The secretariat to the Board shall reply to the relevant enquiries as soon as practicable.

Chapter 6 Summary of Shareholders’ General Meetings

I. ANNUAL GENERAL MEETING

Session of meeting	Date	Media in which resolutions were disclosed	Date of disclosure in media
Annual General Meeting of 2010	June 2, 2011	Securities Times, China Securities Journal, Shanghai Securities News, Securities Daily, website of Shanghai Stock Exchange (www.sse.com.cn) and the HKExnews website of Hong Kong Stock Exchange (www.hkexnews.hk)	June 3, 2011

II. EXTRAORDINARY GENERAL MEETING

Session of meeting	Date	Media in which resolutions were disclosed	Date of disclosure in media
Extraordinary General Meeting of 2011	November 10, 2011	Securities Times, China Securities Journal, Shanghai Securities News, Securities Daily, website of Shanghai Stock Exchange (www.sse.com.cn) and the HKExnews website of Hong Kong Stock Exchange (www.hkexnews.hk)	November 11, 2011

Chapter 7 Report of Directors

I. CHAIRMAN’S STATEMENT

Dear Shareholders,

I am hereby pleased to present the audited operating results of the Company and its subsidiaries for the year 2011 for the shareholders to review.

1. Business review

In face of the complex and changing operating environment in 2011, the Company tightly gripped the market opportunities of steady and relatively fast growth of the PRC economy and overall robust demand for passenger and freight railway transportation, strictly adhered to the Company’s operating objectives to incessantly reinforce its marketing, timely adjust transportation arrangements, reasonably optimize transportation resources, and vigorously implement cost control. As a result of these efforts, the Company achieved sound progress in all business segments with new highs for its operating results. For the entire year, the Company recorded a passenger delivery volume of 90.8279 million persons, representing a year-to-year increase of 6.95%; a tonnage of freight (including both outbound and inbound freights) of 68.7028 million tonnes, representing a year-to-year increase of 1.14%; operating incomes of RMB14.691 billion, representing a year-to-year increase of 8.95%; consolidated profit attributable to equity holders of RMB1.804 billion, representing an increase of 21.40% from last year; basic earnings per share of RMB0.25, representing an increase of 19.05% from last year. The Board of the Company was pleased by the operating results attained by the Company in 2011.

In 2011, all members of the Board of the Company have conscientiously performed their duties under the Articles, and have faithfully, diligently, proactively and effectively completed their tasks. The Board has convened 6 meetings of the Board and 7 meetings of the supervisory committee in accordance with the laws, in which major issues related to the strategic development, corporate governance, production and operation as well as system establishment were solved through scientific decision-making process and reasonable arrangements. Paralleled to this, the Board emphasized enhancement of investors’ relationship and information disclosure and has organized and convened the 2010 annual general meeting and 2011 extraordinary general meeting in the position of convener so as to maintain sound communication with the shareholders.

Return to the shareholders in the form of high percentage and stable cash dividend has always been the Company’s dividend policy. The Board of the Company recommends the payment of final dividend for 2011 of RMB0.10 per share, representing a 40.00% of the basic earnings per share. The final dividend for 2011 shall be subject to approval at the annual general meeting to be held on May 22, 2012.

The achievement of the above performance by the Company is hinged on the trust and support from the shareholders and various sections of the public as well as the pervasive dedication and affirmative devotion of the Board, supervisory committee, management and all the staff of the Company. On behalf of the Board, I hereby express our earnest gratitude to different parties for their strong support and relentless efforts.

2. Prospects

Looking into 2012, the PRC remains in the important strategic opportunity phase for its development. Against the background of the PRC economy retaining its steady and relatively fast growth momentum and the overall social situation remaining stable, the railway transportation industry is bound to develop in a more scientific, orderly, sustained and stable manner, with the scale of rail network and transportation capacity gaining continuous growth and the volume of passenger and freight transportation and the industrial competitiveness achieving constant enhancement. The Company will capitalize on these opportunities and continue to strive for scientific development while rooting the establishment of the operating philosophies of ‘service for customers, orientation towards people and corporate governance by law’ on the basis of observing the requests of ‘expediting development, innovating development, intensive development, safe development and comprehensive development’, with the objectives of soundly rolling out the activities to ‘secure safety, secure quality, secure stability and secure development’ in order to further perfect the corporate governance, regulate the operation and reinforce the management of the Company, and to accelerate the progress in the Company’s safety, operation, construction and stability tasks.

In respect of safe production: to establish a solid belief in safe development, to reinforce safety infrastructure, to perfect the safety management system and to increase the investment into safety facilities, with the aims of always prioritizing the importance of transportation safety and creating advantageous conditions for production and operation.

In respect of corporate governance: to comply with the new requirements and new trends of both domestic and overseas regulatory authorities and stock exchanges in the continual perfection of corporate governance system and structure, to enhance the internal control system of the Company, to ensure the operation of the Company to be conducted in compliance with laws and regulations; to fortify implementation of the disclosure principle of ‘truthfulness, accuracy, completeness, timeliness and fairness’ in an effort to enhance the quality of information disclosure and increase the transparency of the Company.

In respect of operation management: to persist in customer and market orientation, to incessantly enhance the service quality, to proactively explore the passenger and freight transportation market, to extend the industrial chain of transportation services, to increment the support for diversified economy, to strive to new business growth points; to strictly implement the internal control system, to regulate tender and procurement exercises, to perfect the management workflow, to reinforce budget management, to execute stringent cost control; to continue strengthening of research on capital operation, to realize low-cost expansion through timely acquisition, mergers, capital contribution and other means.

I, together with the members of the Board, believe that in the forthcoming year, the Company is going to attain new achievements in different aspects, create new values for our shareholders and make fresh contributions to the establishment of a harmonious society under the strong support of the shareholders and various sections of the public, along with the joint efforts of the Board, Supervisory Committee, management and all the staff.

By order of the Board
Li Wenxin
Chairman of the Board

Shenzhen, China

March 27, 2012

II. MANAGEMENT’S DISCUSSION AND ANALYSIS

(1) Business review of the period of the report

1. Business overview

In 2011, the management and entire staff of the Company proactively adapted to the macro-economic situation and changes in the industry environment, and scrupulously capitalized on the opportunities of the steady and rapid growth of the PRC economy, the continuous expansion of the scale and transportation capacity of the railway network, as well as the Company’s steadily enhanced competitiveness in the industry. Leveraging of the golden occasion of the 26th Universiade held in Shenzhen, the Company has continuously reinforced its marketing efforts, timely adjusted the transportation arrangements, reasonably enhanced the transportation resources, and assertively controlled the costs and expenses. As such, the Company has successfully realized safety and stability of transportation production, sustained growth in transportation revenue and significant increase in the profitability.

In 2011, the operating revenues of the Company were RMB14,691 million, representing an increase of 8.95% from RMB13,484 million of the same period of last year, among which revenues from passenger transportation, freight transportation, railway network usage and services and other businesses were RMB8,027 million, RMB1,387 million, RMB4,256 million and RMB1,022 million, respectively, accounting for 54.64%, 9.44%, 28.97% and 6.95% of the total revenues, respectively. Profit from operation was RMB2,564 million, representing a year-on-year increase of 21.51% from RMB2,110 million; profit attributable to equity holders was RMB1,804 million, representing a year-on-year increase of 21.40% from RMB1,486 million.

2. Analysis of businesses and revenues

(1) Passenger transportation

Passenger transportation, which is the most important business segment of the Company, includes Guangzhou-Shenzhen inter-city express trains, long-distance trains and Through Trains in Hong Kong. As at December 31, 2011, the Company operated 231 pairs of passenger trains on a daily basis according to its train schedule, among which there were 110 pairs of Guangzhou-Shenzhen inter-city express trains (including 19 pairs of back up trains); 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 108 pairs of long-distance trains. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the year ended December 31, 2011 in comparison with those in the same period of 2010:

	2011	2010	Increase/ Decrease (%)
Passenger transportation revenues (RMB) (*)	8,026,512,295	7,377,144,696	8.80
— Guangzhou-Shenzhen trains	2,606,543,961	2,361,260,335	10.39
— Through Trains	461,034,860	413,691,510	11.44
— Long-distance trains (*)	4,958,933,474	4,602,192,851	7.75
Passenger delivery volume (persons)	90,827,938	84,922,591	6.95
— Guangzhou-Shenzhen trains	39,046,241	36,947,822	5.68
— Through Trains	3,663,328	3,093,633	18.42
— Long-distance trains	48,118,369	44,881,136	7.21
Revenue per passenger delivered (RMB)	N/A	N/A	N/A
— Guangzhou-Shenzhen trains	66.76	63.91	4.46
— Through Trains	125.85	133.72	(5.89)
— Long-distance trains	N/A	N/A	N/A
Total passenger-kilometers (passenger-kilometers)	28,523,993,000	27,472,004,000	3.83
Revenue per passenger-kilometer (RMB) (*)	0.28	0.27	3.70

•

The increases in passenger delivery volume and revenue of Guangzhou-Shenzhen intercity trains were mainly due to: (1) sustained steady growth of the PRC’s economy and the successful holding of the 26th Universiade in Shenzhen brought along advantageous conditions for the development of inter-city trains; (2) as road transportation is subject increasing costs due to continuous inflation of the oil prices and parking fees and worsening traffic congestions, passengers are increasingly attracted to taking the inter-city trains that are characterized by ‘safety, timeliness, comfort and convenience’; (3) the Company has timely increased the number of runs of temporary trains during the peaks seasons in the Spring Festival, Summer Festival and public holidays, leading to a year-to-year increase in the transportation capacity of the trains; (4) in view of the relatively high number of long-distance trains departing from the Guangzhou station, the Company has pin-pointedly increased the number of pairs of inter-city trains stopping at the Guangzhou station to attract some of the transit passengers; (5) since 18 June 2010, the inter-city trains raised the fare by RMB5 per ticket, bringing along increases in the transportation revenue.

•

The increases in passenger volume and revenue of Hong Kong Through Trains were mainly due to: (1) against a background of steady and rapid growth of the PRC’s economy with a sustained inflation in the commodity prices and moderate appreciation of Renminbi, Hong Kong and Macau have become the preferred destinations for overseas travel and spending to the mainland citizens, stimulating an increase in the passenger flow to Hong Kong and Macau from mainland China; (2) benefiting from the continued relaxation in the policy of individual visit to Hong Kong and Macau, domestic travel agencies in Beijing, Shanghai and other places strengthened their cooperation with Hong Kong travel agencies for the joint launch of discounted bi-directional travel packages, leading to a significant increase in the number of group passengers on the Beijing (Shanghai)-Kowloon Through Trains.

•

The increases in passenger volume and revenue of long-distance trains were mainly due to: (1) in view of the favorable environment of sustained and steady growth of the PRC’s economy, the Railway Department continued to enhance and adjust the organization of transportation, leading to a year-to-year increase in the number of pairs of trains departing from the stations with the Company’s railway tracks; (2) the Guangzhou-Tongren (extended to Dazhou since January 11, 2011) and Guangzhou-Xinyang long-distance trains organized and operated by the Company on March 21, and April 17, 2010 respectively continued to run during the reporting period; (3) the World Expo Special Trains running between Shenzhen and Shanghai, which were organized and operated by the Company during the Shanghai World Expo in May 2010, were changed to be diagramed long-distance trains; (4) the successful holding of the 26th Universiade in Shenzhen also benefited the growth of long-distance trains.

*	With the change of railway statistical practice, the Company has reclassified railway operation services revenue, locomotive and passenger cars usage revenue and passenger services revenue to “Railway network usage and other transportation related services revenue”, instead of reporting under “Passenger revenue – long-distance trains”, since 2011. 2010 comparative figures have been adjusted accordingly.

(2) Freight transportation

Freight transportation is the important transportation business segment of the Company including the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway. The table below sets forth the revenues from freight transportation and freight tonnage for the year ended December 31, 2011 in comparison with those in the same period of 2010:

	2011	2010	Increase/ Decrease (%)
Freight transportation revenues (RMB) (*)	1,386,753,009	1,315,346,993	5.43
— Outbound freight	417,148,899	339,955,631	22.71
— Inbound freight, including arrival and pass-through freight	913,564,224	925,608,417	(1.30)
— Other revenues from freight transportation (*)	56,039,886	49,782,945	12.57
Tonnage of freight (tonnes)	68,702,788	67,931,717	1.14
— Outbound freight	22,331,366	20,962,772	6.53
— Inbound freight, including arrival and pass-through freight	46,371,422	46,968,945	(1.27)
Revenue per tonne (RMB) (*)	20.18	19.36	4.24
— Outbound freight	18.68	16.22	15.17
— Inbound freight, including arrival and pass-through freight	19.70	19.71	(0.05)
Total tonne-kilometers (tonne-kilometers)	15,519,097,000	15,191,432,000	2.16
Revenue per tonne-kilometer (RMB) (*)	0.09	0.09	—

•

The increases in outbound freight volume and revenue were mainly due to: (1) with the steady and rapid growth of the PRC’s economy and continued increasing demand for electricity and petroleum in the PRC, there was an increase in the amount of goods such as coal, coke and refined oil delivered by the Company; (2) the Company has meticulously conducted market research, proactively reinforce the connection with the goods owners, strengthened the marketing efforts for freight transportation, and applied concession prices for key customers and important transportation categories, while at the same time further enhanced its service quality and transportation efficiency; (3) from April 1, 2011, the national basic freight transportation price was increased by approximately RMB0.20 cent per tonne kilometer.

•

The decreases in inbound freight volume and revenue were mainly due to: (1) diminished export of PRC commodities as affected by the slowdown in the global economic growth and international trades; (2) the State’s tightening policies on the property and major infrastructure investment projects led to a decrease in market demand for steel, cement and other raw materials; (3) some enterprises in the Pearl River Delta regions successively ‘closed, halted, merged, transformed’ or accelerated their migration to inland provinces under the increasing efforts of industry structure adjustment of the State and Guangdong Provincial government; (4) the opening and operation of the Yi (Yiyang)-Zhan (Zhanjiang) railway subsection has diverted some of the freights that originally transported by the Beijing-Guangzhou railway.

•

The increases in other revenue of freight transportation were mainly due to: increase in freight storage, carriage, load and unload and other miscellaneous revenues as the outbound freight volume increased.

•

With the change of railway statistical practice, the Company has reclassified freight logistics usage revenue to “Railway network usage and other transportation related services revenue”, instead of reporting under “Freight revenue – other freight revenue”, since 2011. 2010 comparative figures have been adjusted accordingly.

(3) Railway network usage and other transportation related services

Railway network usage and services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services, the other transportation services include provision of railway operation services, locomotive and passenger car leasing and other transportation services. The table below sets forth the revenues from railway network usage and other transportation related services for the year ended December 31, 2011 in comparison with those of the same period of 2010:

	2011	2010	Increase/ Decrease (%)
Railway network usage and other transportation related services (RMB)	4,255,995,409	3,888,367,131	9.45
(1) Railway network usage	3,254,511,416	3,115,911,254	4.45
— Locomotive traction	1,413,007,929	1,372,592,195	2.94
— Track usage	1,021,080,360	965,407,348	5.77
— Vehicle coupling	313,791,771	307,625,090	2.00
— Electric catenary	302,359,373	282,878,911	6.89
— Other services	204,271,983	187,407,710	9.00
(2) Railway operation services	717,280,000	469,230,000	52.86
(3) Other transportation services	284,203,993	303,225,877	(6.27)

•

The increases in revenue from railway network usage were mainly due to: the usage revenue increased as the number of long-distance trains operated by other railway bureaus (companies) that ran to various stations within the Company’s railway tracks increased.

•

The increases in revenues of railway operation services were mainly due to: an increase in the related income received by the Company as the railway operation services increased owing to the opening of Guangzhou-Zhuhai inter-city railway and the Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger special line.

•

The decreases in revenues from other transportation services were mainly due to: at the end of November 2010, the Company took back part of the coaches leased to other railway bureaus (companies) in the past, leading to a decrease in the related leasing revenues.

(4) Other businesses

Other businesses of the Company mainly included train repair, sales of materials and supplies, on-board catering services, sale of goods, labor services, leasing, loading and unloading and other businesses related to railway transportation. In 2011, revenues from other businesses of the Company were RMB1,022 million, representing an increase of 13.06% from RMB904 million in 2010. The increases were mainly due to: (1) under the adjustment of the train schedule chart, the fuel charge of locomotives of other railway bureaus (companies) increased, which led to the increase in materials and supplies charged by the Company; (2) the increase of the passenger volume led to the increase in the revenue from the sale of goods in the station and on-board by the Company.

(3) Main items and analysis of operating costs and expenses

Unit: RMB’000

	2011	2010	Increase/ Decrease (%)	Reasons for the changes
Costs of railway businesses	11,123,133	10,481,496	6.12	—
— Business tax	369,115	312,265	18.21	Increases in operation income.
— Labor and benefits	2,973,529	2,662,299	11.69	Improved employees’ salary and benefits.
— Equipment leases and services	3,604,408	3,235,868	11.39

(1) Increases in the number of pairs of long-distance trains in operation led to increases in expenses of railway network usage;

(2) Addition of 45 freight locomotives for leasing led to increases in leasing fee of locomotives.

— Lease of land use right	53,600	52,400	2.29	—
— Materials and supplies	1,530,659	1,457,769	5.00

(1) Increases in the number of pairs of trains in operation and the workload of railway operation service led to an increase in material consumption costs;

(2) Increases in the workload of locomotive traction led to an increase in utility expenses.

— Repair expenses (excluding materials and supplies)	647,120	828,438	(21.89)	No related expense was incurred for the year as CRHs phase 3 repair project was completed in 2010.
— Depreciation of fixed assets	1,344,927	1,325,032	1.50	—
— Amortisation of leasehold land payment	15,001	15,001	—	—
— Social services fees	115,190	144,750	(20.42)	Relevant fees and expenses decreased after acquisition of certain assets and liabilities of related parties by the Company in 2011
— Utility and office expenses	128,795	125,989	2.23	—
— Others	340,789	321,685	5.94	—
Costs of other businesses	977,868	845,774	15.62

(1) Costs of other businesses increased with the development of other businesses and increasing price levels;

(2) Improvement in the salary and benefits of other staff;

(3) The business tax increased as operating revenue increased.

Finance cost	190,970	186,172	2.58	—
Income tax expenses	575,965	440,389	30.79	(1) Revenue increased; (2) Increase in effective income tax rate from 22% to 24% in 2011.

4. Analysis of financial position

(1) The table below sets forth the main items in the balance sheets as at December 31, 2011 and December 31, 2010:

Unit: RMB’000

	December 31, 2011	December 31, 2010	Increase/ Decrease (%)
Total assets	32,207,347	30,604,502	5.24
Non-current assets	26,065,419	26,410,482	(1.31)
Current assets	6,141,928	4,194,020	46.44
Total liabilities	6,819,939	6,381,926	6.86
Non-current liabilities	3,742,866	3,764,473	(0.57)
Current liabilities	3,077,073	2,617,453	17.56
Shareholders’ equity	25,387,408	24,222,576	4.81

Total assets of the Company were RMB32,207 million, representing an increase of 5.24% from those at the end of 2010, among which non-current assets were RMB26,065 million, representing a decrease of 1.31% from those at the end of 2010, mainly due to net fixed assets decreased as accumulated depreciation increased; current assets were RMB6,142 million, representing an increase of 46.44% from those at the end of 2010, mainly due to bank deposits increased as operating income increased.

Total liabilities of the Company were RMB6,820 million, representing an increase of 6.86% from those at the end of 2010, among which non-current liabilities were RMB3,743 million, representing a decrease of 0.57% from those at the end of 2010, mainly due to a decrease in the provision for staff resignation benefits for the year; current liabilities were RMB3,077 million, representing an increase of 17.56% from those at the end of 2010, mainly due to increase in the payments on construction and equipment payable, repair fees payable and business tax payable.

Total shareholders’ equity amounted to RMB25.387 billion, representing an increase of 4.81% from the end of last year, which was mainly due to undistributed profits carried forward with the net profits of the year.

As at the end of the reporting period, the gearing ratio (calculated by total liabilities divided by total assets) of the Company was 21.18%.

As at the end of the reporting period, the Company had no charge on any of its assets and had not provided any guarantees.

As at the end of the reporting period, the Company did not have any entrusted deposits.

(2) Nature of measurement adopted by major assets

Financial assets only include receivables. Receivables are measured at amortized costs using effective interest method.

Inventories are measured initially at actual costs incurred, and are presented at the lower of costs or net realizable values.

Fixed assets purchased or newly-constructed are measured initially at actual costs upon acquisition. In the reform of company system, fixed assets contributed by holders of state-owned shares are stated at valuation recognized by state-owned assets management authorities. Where the recoverable amount is lower than its net carrying amount, its net carrying amount is reduced to its recoverable amount.

Construction-in-progress and intangible assets are measured at actual costs incurred. Where the recoverable amount is lower than its net carrying amount, its net carrying amount is reduced to its recoverable amount.

5. Cash Flow Analysis

In 2011, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, payment of taxes and dividends. The Company has sufficient cash flow and it believes it has sufficient working capital, bank loans and other capital sources to meet its operation and development needs.

Unit: RMB’000

Item	2011	2010	Increase/ Decrease
Net cash flows from operating activities	3,329,058	3,331,458	(2,400)
Net cash flows from investment activities	(3,983,623)	(1,188,763)	2,794,860
Net cash flows from financing activities	(637,736)	(599,288)	38,448

In 2011, net cash inflows from operating activities were RMB3,329 million, representing a decrease of RMB2.40 million as compared to those in the same period of 2010, mainly due to the increase in income tax paid.

In 2011, net cash outflows used in investment activities were RMB3,984 million, representing an increase of RMB2,795 million compared to those in the same period of 2010, mainly due to the increase in time deposit of more than three months during the year.

In 2011, net cash outflows used in financing activities were RMB638 million, representing an increase of RMB38.448 million compared to those in the same period of 2010, mainly due to the increase in the distribution of cash dividend to the shareholders in 2010.

(II) Future Prospects

1. Business environment and key work points of 2012

2012 is a crucial year of junction for the China’s twelfth Five-Year Plan. Pinpointing the increasingly complicated domestic and overseas environments faced by the PRC economy, the Chinese government has specifically proposed the overall request to ‘to implement a proactive fiscal policy and a prudent monetary policy, maintain continuity and stability in macroeconomic policy and make the policy responses more targeted, flexible and forward-looking in light of changes in the economy’ and the overall base tone of ‘seeking growth under stability’, strive to ‘maintain general stability in macroeconomic policy, maintain stable and fast economic growth, maintain general stability of prices as a whole, and maintain social stability’, and continue to capture and leverage on the significance of the strategic opportunistic period of the nation’s development, with the aim to realize new progress on transformation of economic development model, fortify the breakthroughs achieved for reform and opening-up, and attain new effects on improving livelihood. Simultaneously, the railway industry has also concretely proposed to base on ‘guaranteed transportation safety and stability’ to expedite the transformation of the railway development model, comprehensively implement diversified operating strategies, scientifically and gradually promote railway construction, and create a new page in the scientific development of railway.

In 2012, the Company will closely adhere to the core business of passenger and freight transportation and specially commit to the following works in face of the above favorable macro-economic position and industry development environment:

(1) implementing safety risk management comprehensively, reinforcing safety infrastructure, strengthening safety coordination mechanism, stepping up investment in safety facilities.

(2) passenger transportation: firstly, according to the operating situation of the Guangzhou-Shenzhen section of the Guangzhou-Shenzhen Passenger Railway Line, reinforcing passenger flow analysis and marketing efforts of the Guangzhou-Shenzhen inter-city trains, continuing to improve service quality; secondly, scrupulously studying the station layout of Guangzhou-Shenzhen inter-city trains, exceling in the planning and designing for the establishment of Xintang inter-city passenger station while accelerating the establishment of Pinghu inter-city passenger station and the station reconstruction works; thirdly, speeding up the construction of Buji auxiliary passenger station for a sooner realization of transportation capacity; fourthly, reinforcing passenger flow analysis of the long-distance trains, timely raising feasible proposals for increase of long-distance trains to strive for operation of profitable long-distance trains.

(3) freight transportation: first, continuing to leverage on the transportation capacity brought by the Wuhan-Guangzhou section of the Beijing-Guangzhou line to focus on improving the freight transportation resources within the railway lines, exploring the reform options for the traditional model of freight transportation, to promote the logisticization, marketization and materialization of joint venture railway freight transport and to introduce new marketing mechanism for the true integration into the logistics system of the community; secondly, fortifying the research and analysis of the operation and development of freight transportation, capitalizing the advantages of Pinghu station close to China South City to proactively explore the practicability of integrating the Company’s freight transportation into the pan-system of modern logistics.

(4) reinforcing budget management through reasonable budgeting expenses in stringent adherence to the principle of ‘weighting the importance and urgency, all-round coordinating, highlighting the key points, balancing income and expense’ on the prerequisite of ensuring the safety of transportation and service quality.

(5) timely reinforcing the research on domestic and overseas capital markets for the potential further expansion of the Company.

On March 27, 2012, the Company’s operating budget for 2012 was considered and approved at the sixth meeting of the sixth session of the Board. The Company plans to realize a passenger traffic volume of 28,500 million passenger-kilometers and a freight traffic volume of 15,500 million tonne-kilometers. For capital commitments and operational commitments for the year ended December 31, 2011, please refer to Note 38 to financial statements.

2. Analysis of principal operating risks

Management of the Company puts great emphasis on the various risks that face us and has been researching on and implementing relevant preventive measures to achieve the strategic goals of the Company. However, the main risks facing the Company may vary at different stages of development, thus the continuous attention, distinguishing and assessment of the Board and management is needed and the formulation of relevant preventive measures is required to mitigate the possible negative effects of various risks upon the Company. At present the main risks facing the Company or existing are as follows:

(1) Risks related to operating environment: As a principal provider of railway transportation services between Shenzhen and Pingshi, the Company conducts passenger and freight transportation businesses mainly in Guangdong and Hong Kong. The level of economic growth in the two regions will directly influence the development of our businesses, for example, a slowdown in the economic growth in the two regions may lead to a decrease in the demands for railway services, thus affects the businesses of the Company.

(2) Risks related to market competition: Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. We compete with bus, ferry and air services in terms of price, convenience, frequency, service quality and safety. Furthermore, with the opening to traffic of various express passenger lines in China and the improvement of the railway networks in the Pearl River Delta, the competition in the service territory of the Company will change dramatically, which may pose great challenges to our passenger and freight transportation business.

(3) Risks related to railway tariff fluctuation and adjustment: Transportation tariff is one important factor that influences the Company’s operating revenues. Any adjustment of tariff policy or the implementation of tariff policy failing to meet expectation due to market reasons may expose the Company to risks.

(4) Financial risks

Foreign exchange risk: The Company currently holds a certain amount of United States dollars (‘USD’) and Hong Kong dollars (‘HKD’) bank deposits. It also earns revenues in HKD from certain of its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. The Company also pays foreign currencies for the purchase of equipment from abroad and overseas agency services. If there are changes in our foreign currency deposits, the mode of payment or relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected.

Interest rate risk: Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks. The Company does not hold any market risk-sensitive instruments for trading purposes. The Company has certain amount of bonds outstanding. If there are relatively strong fluctuations in the rates of interest for the relevant deposits, the operating results of the Company will be affected.

(5) Natural disaster risk: Railway transportation is less vulnerable than other means of transportation to natural disasters. However, serious natural disasters such as large-scale and continuous rain, snow, freezing and floods will greatly harm railway transportation, thus exposing the operation of the Company to severe risks.

III. INVESTMENT OF THE COMPANY

1. Entrusted investment and entrusted loans

During the reporting period, there was no entrusted investment or entrusted loan for the Company.

2. General use of raised proceeds

During the reporting period, the Company has not raised any funds and no funds raised previously have been used during the reporting period.

3. Use of non-raised proceeds

During the reporting period, material investment projects using non-raised proceeds are as follows:

Unit: RMB ten thousand

Project	Amount	Progress
Construction of Buji auxiliary passenger station building	64,371	66%
Replacement with new steel rails for Beijing-Guangzhou main line (220 KM)	28,541	100%
GSM-R and CTCS-2 projects for Guangzhou-Shenzhen line	9,278	100%

IV. REASONS FOR AND EFFECTS OF CHANGES IN THE COMPANY’S ACCOUNTING POLICIES, ACCOUNTING ESTIMATES OR RECTIFICATION OF MATERIAL ACCOUNTING ERRORS

During the reporting period, there was no change in the Company’s accounting policies, accounting estimates and rectification of material accounting errors.

V. DAILY OPERATION OF THE BOARD

1. Meetings of the Board and resolutions

Session of meeting	Date	Content of resolutions	Media on which resolutions were published	Date of publication
The 19th meeting of the fifth session of the Board	March 24, 2011	Please refer to the announcement published by the media set out in the column ‘Media on which resolutions were published’

Securities Times, China Securities Journal and Shanghai Securities News and website of the Shanghai Stock Exchange (www.sse.com.cn) and the HKExnews Website of Hong Kong Stock Exchange (www.hkexnews.hk)

March 25, 2011
The 20th meeting of the fifth session of the Board	April 14, 2011	Ditto	Ditto	April 15, 2011

Session of meeting	Date	Content of resolutions	Media on which resolutions were published	Date of publication
The 1st meeting of the sixth session of the Board	June 2, 2011	Ditto	Ditto	June 3, 2011
The 2nd meeting of the sixth session of the Board	August 18, 2011	Ditto	Ditto	August 19, 2011
The 3rd meeting of the sixth session of the Board	October 25, 2011	To consider and approve the Third Quarterly Report of 2011 of the Company	—	—
The 4th meeting of the sixth session of the Board	December 27, 2011	To consider and approve two resolutions of ‘In Respect of Building Guangzhou Housing Apartment Section’ and ‘In Respect of Building Guangzhou South Management Station’	—	—

2. Implementation of resolutions of general meetings by the Board

During the reporting period, the Board strictly implemented the resolutions of general meetings as follows:

(1) The Board implemented the profit distribution plan for 2010 and distributed RMB0.09 per share (tax inclusive) to shareholders of the Company as dividend for 2010, totaling RMB637,518,330;

(2) The Board proposed remunerations of PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the domestic auditor and PricewaterhouseCoopers as the international auditor of the Company.

3. Performance of Audit Committee and Remuneration Committee

The performance of the Audit Committee and the Remuneration Committee of the Company during the reporting period is set out in the section ‘Corporate Governance Structure’ of this annual report.

4. Establishment and Improvement of system managing external information users of the Company

The Company strictly implemented each provision regarding information reporting requirements to external bodies. The Company formulated Management Method of Information Disclosure, System for the Management of Inside Information and Insiders and External Information Management Method (Trial), which regulated the management of external information and users of the Company standardized and promoted management of information reporting by external bodies.

5. Statement of the Board on the responsibility of internal control

The Board of the Company is responsible for the establishment and maintenance of adequate internal control system related to financial reporting. The objective of internal control system related to financial reporting is to ensure the trueness, accuracy and completeness of the information contained in the financial statements. As there are intrinsic limitations of internal control, reasonable assurance can only be made in respect of the above objective.

The Board of the Company has complied with the relevant requirements and carried out assessment related to the internal control of the Company and engaged external auditor to audit the effectiveness of internal control over financial reporting as at 31 December 2011 prepared in accordance with the PRC GAAP. The Board of the Company is of the view that, as at December 31, 2011, the internal control system of the Company was solid, sound and effective, and the external auditor engaged by the Company also concurred with the assessment results of the Board in relation to the effectiveness of the internal control over financial reporting. For details, please refer to the Assessment Report of Internal Control 2011 and the Audit Report of Internal Control 2011.

6. Progress of the 2011 Implementation Work Plan for Regulation of Internal Control

To consistently implement the Basic Regulations on Enterprise Internal Control and the relevant implementation guidelines, further enhance the establishment of its internal control, the Company formulated the 2011 Implementation Work Plan for Regulation of Internal Control in accordance with the relevant requirements of CSRC, Shenzhen Bureau of CSRC and the Shanghai Stock Exchange. During the reporting period, the Company implemented the execution in strict compliance with the plan and achieved smooth progress for the works. As at the date of publication of this annual report, the Company has completed the Assessment of internal control and the relevant audit work for 2011 (for details, please refer to the Assessment Report of Internal Control 2011 and the Audit Report of Internal Control 2011).

7. Implementation of the System for the Management of Inside Information and Insiders

The Company has established the System for the Management of Inside Information and Insiders in accordance with the relevant management method and strictly implements the related requirements on management of inside information users of the Company to prevent the leakage of information and ensure the fairness of information disclosure.

During the reporting period, after self-examination conducted by the Company, there were no situations of insiders using inside information to trade the Company’s shares before the publication of sensitive information that would significantly affect the share price, and therefore the Company has not been the subject to any regulatory measures or administrative punishments by the regulatory authorities.

8. The Company did not have significant environment protection or other significant social safety issues.

VI. PROFIT DISTRIBUTION PLAN OR COMMON RESERVES CAPITALIZING PLAN

1. Profit Distribution Plan of the Reporting Period

In accordance with the provisions of relevant law of China and the Articles, the profit available for distribution to parent company shall be the lower of (i) the amount determined under PRC accounting principles and (ii) the amount determined under the international financial reporting standards respectively, and the appropriation of surplus reserve shall be based on PRC accounting principles. The distributable profit of the Company at the end of 2011 was RMB4,417.393 million.

The Board recommended the payment of a final dividend for 2011 of RMB0.10 per share, including tax, to the shareholders of the Company, based on the total share capital of 7,083,537,000 shares as at December 31, 2011, totaling RMB708,353,700. The above proposal is subject to the 2011 annual general meeting to be held on May 22, 2012 for approval.

For holders of A Shares, the Company will issue a separate announcement on distribution of dividends for 2011 which contains details of the distribution of the final dividends for 2011. Holders of A Shares are reminded to carefully read the announcement.

For holders of H Shares, the final dividends for 2011 will be distributed to shareholders whose names appear on the register of members of the Company’s H shares on May 31, 2012. The register of members of the Company’s H shares will be closed from May 26, 2012 to May 31, 2012 (both days inclusive). For any holders of H Shares to be qualified for the final dividends, all share transfer documents, accompanied by the relevant share certificates, must be lodged with Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on May 25,2012. For other matters related to the distribution of the final dividends for 2011 to holders of H Shares, holders of H Shares are reminded to carefully read the notice of the 2011 annual general meeting and the announcement of poll results of the 2011 annual general meeting issued or to be issued by the Company on March 27, 2012 and May 22, 2012, respectively.

To the best knowledge of the Company, as at the date of publication of this annual report, there were no any arrangements of shareholders waiving or agreeing to waive the proposed distribution of final dividend for 2011.

2. Cash dividends of the Company for the 3 previous years

Unit: RMB thousand

Year of distribution	Amount of dividend per 10 shares (incl. tax)	Amount of cash dividend (incl. tax)	Net profit for the year of distribution (*)	Percentage to net profit (%)
2010	0.90	637,518	1,486,062	42.90
2009	0.80	566,683	1,342,450	42.21
2008	0.80	566,683	1,193,668	47.47

*	represents the consolidated profit attributable to the shareholders audited in accordance with the International Financial Reporting Standards.

VII. OTHER DISCLOSURES

1. Taxation

As the Company was registered and established in the Shenzhen Special Economic Zone of the PRC, it is subject to income tax at a rate of 24% in 2011, which is 1% lower than that of the standard income tax rate of 25% applicable to PRC companies. According to the relevant income tax laws of the PRC, other businesses of the Company and its subsidiaries are subject to income tax rates of 20%, 24% or 25%, mainly depending on the places of incorporation/establishment. Details of taxation of the Company and its subsidiaries are set out in note 32 to the financial statements.

2. Interest Capitalized

No interest was capitalized in the fixed assets or construction-in-progress of the Company or its subsidiaries during 2011.

3. Fixed Assets

Movements in fixed assets of the Company and its subsidiaries during 2011 are set out in Note 6 to the financial statements.

4. Undistributed Profit

Details of the undistributed profit of the Company and its subsidiaries during the year are set out in Note 23 to the financial statements.

5. Statutory Surplus Reserve

Details of the Company’s statutory surplus reserve are set out in Note 23 to the financial statements.

6. Subsidiaries

Details of the Company’s principal subsidiaries as of December 31, 2011 are set out in Note 10 to the financial statements.

7. Major Suppliers and Customers

The Company is principally engaged in railway passenger and freight transportation services, and its major suppliers and customers are railway-related entities.

MOR and its wholly-owned railway bureaus (companies) are the major suppliers of the Company. The Company’s purchases from GRGC and its subsidiaries account for 28.9% of the Company’s purchases in 2011, and the Company’s purchases from MOR and its wholly-owned railway bureaus (companies) account for 23.3% of the Company’s purchases in 2011. GRGC is the largest shareholder of the Company, holding 37.12% of the shares of the Company.

MOR and its wholly-owned railway bureaus (companies) are the major customers of the Company. The Company’s revenues from GRGC and its subsidiaries account for 11% of the Company’s operating revenues in 2011, and the Company’s revenues from MOR and its wholly-owned railway bureaus (companies) account for 74% of the Company’s operating revenues in 2011.

Chapter 8 Report of the Supervisory Committee

I. WORK OF THE SUPERVISORY COMMITTEE

Number of meetings held	5
Details of the meetings	Resolutions of the meeting of the Supervisory Committee
12th meeting of the fifth session of the Supervisory Committee	‘Work Report of the Supervisory Committee for 2010’, ‘Annual Report for 2010’, ‘Final Financial Budget Report for 2010’, ‘Profit Distribution Proposal for 2010’, ‘Assessment Report on Internal Control of the Company by the Board and 2010 Social Responsibility Report of the Company
13th meeting of the fifth session of the Supervisory Committee	‘First Quarterly Report for 2011’
1st meeting of the sixth session of the Supervisory Committee	Election of supervisor Mr. Xu Ling as the Chairman of the sixth session of the Supervisory Committee of the Company
2nd meeting of the sixth session of the Supervisory Committee	‘Interim Report for 2011’
3rd meeting of the sixth session of the Supervisory Committee	‘Third Quarter Report for 2011’

II. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON COMPLIANCE ISSUES IN THE COMPANY’S OPERATION

During the reporting period, the Company has fully complied with the PRC Company Law and the Articles of other relevant laws and regulations in its operation. The decision-making procedure of the Company was legal and the Board has carefully implemented the resolutions of the general meetings. Directors and senior management of the Company abided by the principle of honesty and no violation of laws or the interests of shareholders occurred.

III. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON THE EXAMINATION OF FINANCIAL POSITION OF THE COMPANY

During the reporting period, the Company’s financial system was sound, the internal control system was fine, the financial operation was regulated and the financial position was good. The annual financial statements of the Company were prepared in accordance with the PRC GAAPs and the International Financial Reporting Standards, respectively. The financial statements audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Co. and PricewaterhouseCoopers give a true, accurate and complete view of the financial position, operating results and cash flow of the Company, and the unqualified opinions issued by them are objective and just.

IV. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON THE USE OF THE PROCEEDS RAISED LATEST

The actual application of proceeds raised by the Company was in line with the proposal without exception.

V. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON ASSET ACQUISITIONS OR DISPOSALS BY THE COMPANY

The transaction prices of asset acquisitions and disposal by the Company were reasonable, and no insider transaction or event that has violated the shareholders’ interests or caused a loss of assets or violation of interests of the Company was discovered.

VI. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CONNECTED TRANSACTIONS OF THE COMPANY

The material transactions between the Company and connected persons were performed in accordance with the examining and approving procedures of the Company. The transaction prices were reasonable and fair, and no violation of the interests of the disinterested shareholders or the Company was discovered.

VII. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON THE NON-STANDARD AUDIT OPINON ISSUDED BY THE ACCOUNTING FIRMS

During the reporting period, the accounting firms have not issued any non-standard audit opinion to the Company.

VIII. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON THE SIGNIFICANT DIFFERENCE BETWEEN THE PROFIT ACTUALIZED AND FORECAST OF THE COMPANY

During the reporting period, the Company has not disclosed any profit forecast or operating plans.

IX. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON THE ASSESSMENT REPORT ON INTERNAL CONTROL

The Supervisory Committee has carefully reviewed ‘2011 Assessment Report on Internal Control of Guangshen Railway Company Limited’ and considers that the construction of internal control system of the Company is reasonable and complete and the internal control system has been effective implemented, and it can reasonably ensure achievement of the objectives of internal control. The Supervisory Committee has no objection against the Assessment Report on Internal Control issued by the Board.

In 2012, the Supervisory Committee will continue to perform its duties and excel in its works in strict compliance with the PRC Company Law, the Articles and the relevant requirements.

By Order of the Supervisory Committee
Xu Ling
Chairman of the Supervisory Committee

Shenzhen, China

March 27, 2012

Chapter 9 Matters of Importance

I. MATERIAL LITIGATION AND ARBITRATION

The Company was not involved in any material litigation or arbitration in the reporting period.

II. BANKRUPTCY AND RESTRUCTURING AND SUSPENSION OR TERMINATION OF LISTING

No bankruptcy or restructuring of the Company nor suspension or termination of listing of the shares occurred in the reporting period.

III. SHARES OF OTHER LISTED COMPANIES AND FINANCE COMPANIES HELD BY THE COMPANY

The Company did not hold any shares of other listed companies or finance companies in the reporting period.

IV. TRADE OF ASSETS

For trade of assets occurred during the reporting period, please refer to ‘Connected Transactions Related to Acquisition or Disposal of Assets’.

V. MATERIAL CONNECTED TRANSACTIONS

1. Connected transactions related to daily operations

Unit: RMB thousand

Party involved in connection transaction	Relationship	Type of connected transaction	Content of connected transaction	Pricing principle	Value of connected transaction
Guangzhou Railway (Group) Company (“GRGC”) and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Revenues settled through the MOR	Determined by the MOR based on its standard charges applied to a nationwide basis	1,155,391
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Train services	Determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle	407,220
Guangdong Guangzhou-Zhuhai Inter-city Railway Traffic Co., Ltd. and Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited	Subsidiaries of largest shareholder	Provision of services	Railway operation services	Levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both parties	273,460
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Railway network usage and services fees settled through the MOR	Determined by the MOR based on its standard charges applied to a nationwide basis	1,488,224
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Receipt of train services	Determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle	637,099

Party involved in connection transaction	Relationship	Type of connected transaction	Content of connected transaction	Pricing principle	Value of connected transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Maintenance and repair services	Determined based on negotiation between the contracting parties with reference to full cost principle	260,118
Guangshen Railway Enterprise Development Company and Yangcheng Railway Enterprise Development Company	Subsidiary of largest shareholder	Receipt of services	Comprehensive transportation services	Levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both parties	115,190
GRGC	Largest shareholder	Receipt of services	Project construction services	Determined by the MOR based on its standard charges applied to a nationwide basis	224,892
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Determined by the parties after negotiation with reference to cost plus management fee	709,014
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sale of goods	Sale of materials and supplies	The parties are determined based on mutual negotiation between the contracting parties with reference to full cost principle	23,696
GRGC	Largest shareholder	Leasing of land	Lease of the land use right for the railway of Guanghou-Pingshi section	Determined in reference to the contract price	53,600

Explanation regarding the continuing connected transactions:

The conditional leasing agreement entered into by the Company and GRGC on November 15, 2004 became effective on January 1, 2007, pursuant to which, the land for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million. In 2011, the Company paid a rent of RMB53.6 million to GRGC.

On October 27, 2010, the Company entered into a conditional comprehensive service framework agreement regarding a continuous connected transaction with GRGC and agreed the annual caps for each of the three financial years ended December 31, 2013. On December 21, 2010, the Company convened 2010 Extraordinary General Meeting, during which shareholders approved the Comprehensive Services Framework Agreement and confirmed the annual caps of the connected transaction for 2011 to 2013.

As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of GRGC or its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are determined on the basis of fairness and reasonableness and are priced with reference to market price, industrial pricing standards or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company’s interests by the greatest extent.

2. Connected transactions related to acquisition or disposal of assets

On December 31, 2011, the Company acquired certain assets and liabilities from Guangzhou Railway Group and its subsidiaries (namely Guangzhou Yangcheng Railway Living Service Center; Yangcheng Construction Company of Yangcheng Railway Enterprise Development Company and Shenzhen Guangshen Railway Living Service Company with a total consideration of RMB14.92 million.

The above transaction was beneficial to the Company in further reducing connected transactions, and it did not have any negative effects on the continuity of the principal business and the stability of the management of the Company, nor on the financial position and operating results of the Company.

3. Material connected transactions related to joint external investment

No connected transaction related to joint external investment occurred during the reporting period.

4. Related claim and debt

The Company was not involved in any non-regular claim or debt during the reporting period.

5. Other material connected transactions

No other material connected transactions occurred during the reporting period.

6. Confirmation of continuing connected transactions by independent Directors

The independent non-executive Directors of the Company confirmed that the continuing connected transactions entered into by the Company during 2011 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole, and have not exceeded the caps disclosed in the previous announcements.

In respect of each continuing connected transaction disclosed in note 40 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules of the Hong Kong Stock Exchange.

Details of the other related party transactions entered by the Company during the year ended 31 December 2011 are set out in note 40 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules of the Hong Kong Stock Exchange.

7. Confirmation of continuing connected transactions by the auditor

For the purpose of Rule 14A.38 of the Listing Rules, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2011 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants and reported that, in respect of the disclosed continuing connected transactions:

a.	nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have not been approved by the Company’s board of directors.

b.	for transactions involving the provision of goods or services by the Group, nothing has come to our attention that causes us to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c.	nothing has come to our attention that causes us to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d.	with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements.

VI. MATERIAL CONTRACTS AND THE IMPLEMENTATION

1. Trust, contracted businesses and leasing affairs which contribute over 10% (including 10%) of the Company’s revenue during the period

(1) Trust

The Company did not engage in any trust business during the reporting period.

(2) Contracted Business

The Company did not engage in any contracted business during the reporting period.

(3) Leasing affairs

Since January 1, 2007, the Company has leased the land use right for the Guangzhou-Pingshi Section from Guangshen Railway (Group) Company for a leasing term of 20 years. The annual land rent agreed by the parties should not exceed RMB74 million. In 2011, the actual land rent paid by the Company was RMB53.60 million.

2. Guarantee

The Company did not have any guarantee outstanding during the reporting period.

3. Other material contracts

The Company did not enter into any other material contracts during the reporting period.

VII. FULFILLMENT OF COMMITMENTS

During the reporting period, GRGC, the largest shareholder of the Company, fulfilled the following commitments:

1. GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of Guangzhou-Pingshi Railway, GRGC or any of its subsidiaries will not compete with the Company within the service territory of the Company either.

2. GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.

In the period of the report, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.

VIII. ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

On June 2, 2011, the Company held the 2010 Annual General Meeting of Shareholders, domestic at which resolutions were passed that PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the domestic auditors and PricewaterhouseCoopers as the international auditors of the Company for 2011 were duly appointed.

IX. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS AND DE FACTO CONTROLLER AND THE RECTIFICATION THEREOF

During the reporting period, none of the Company, its Directors, Supervisors, senior management, shareholders, de facto controller was subject to any investigation, administrative punishment or public criticism by the CSRC or public condemnation by the relevant stock exchanges.

X. EXPLANATION OF OTHER MATERIAL EVENTS

There were no other material event during the reporting period.

Chapter 10 Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the shareholders of Guangshen Railway Company Limited

(incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of Guangshen Railway Company Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 87 to 179, which comprise the consolidated and company balance sheets as at 31 December 2011, and the consolidated comprehensive income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2011, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 27 March 2012

CONSOLIDATED BALANCE SHEET

As at 31 December 2011

(All amounts in Renminbi thousands)

		As at 31 December
	Note	2011	2010

ASSETS
Non-current assets
Fixed assets	6	23,987,080	24,466,130
Construction-in-progress	7	911,962	752,862
Prepayments for fixed assets and construction-in-progress		16,986	21,650
Leasehold land payments	8	544,403	560,391
Goodwill	9	281,255	281,255
Investments in associates	11	125,920	120,661
Deferred tax assets	12	108,079	112,621
Deferred employee costs	13	1,800	5,964
Available-for-sale investments	16	53,826	53,826
Long-term receivable	17	34,108	35,122

		26,065,419	26,410,482

Current assets
Materials and supplies	18	330,736	255,079
Trade receivables	19	613,999	592,819
Prepayments and other receivables	20	144,436	78,564
Short-term deposits	21	3,686,000	608,500
Cash and cash equivalents	21, 37(c)	1,366,757	2,659,058

		6,141,928	4,194,020

Total assets		32,207,347	30,604,502

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	22	7,083,537	7,083,537
Share premium		11,564,581	11,564,581
Other reserves	23	2,269,095	2,087,957
Retained earnings		4,417,393	3,431,942
— Proposed final dividend		708,354	637,518
		25,334,606	24,168,017
Non-controlling interests		52,802	54,559

Total equity		25,387,408	24,222,576

		As at 31 December
	Note	2011	2010

LIABILITIES
Non-current liabilities
Deferred income related to government grants	24	96,022	95,093
Bonds payable	25	3,478,568	3,471,994
Employee benefits obligations	26	168,276	197,386

		3,742,866	3,764,473

Current liabilities
Trade payables	27	1,064,741	1,174,644
Payables for fixed assets and construction-in-progress		814,129	477,806
Dividends payable		25	54
Income tax payable		316,731	181,465
Accruals and other payables	28	881,447	783,484

		3,077,073	2,617,453

Total liabilities		6,819,939	6,381,926

Total equity and liabilities		32,207,347	30,604,502

Net current assets		3,064,855	1,576,567

Total assets less current liabilities		29,130,274	27,987,049

The accompanying notes form an integral part of these financial statements.

The financial statements on pages 87 to 179 were approved by the Board of Directors on 27 March 2012 and were signed on its behalf.

Li Wenxin	Shen Yi
Director	Director

BALANCE SHEET

As at 31 December 2011

(All amounts in Renminbi thousands)

		As at 31 December
	Note	2011	2010

ASSETS
Non-current assets
Fixed assets	6	23,905,530	24,382,181
Construction-in-progress	7	911,962	752,844
Prepayments for fixed assets and construction-in-progress		16,986	21,650
Leasehold land payments	8	512,548	527,550
Goodwill	9	281,255	281,255
Investments in subsidiaries	10	80,274	80,274
Investments in associates	11	111,075	111,075
Deferred tax assets	12	106,659	111,391
Deferred employee costs	13	1,789	5,846
Available-for-sale investments	16	52,108	52,108
Long-term receivable	17	34,108	35,122

		26,014,294	26,361,296

Current assets
Materials and supplies	18	323,914	249,098
Trade receivables	19	611,046	588,280
Prepayments and other receivables	20	178,183	117,401
Short-term deposits	21	3,680,000	600,000
Cash and cash equivalents	21	1,350,992	2,639,680

		6,144,135	4,194,459

Total assets		32,158,429	30,555,755

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	22	7,083,537	7,083,537
Share premium		11,564,462	11,564,462
Other reserves	23	2,269,095	2,087,957
Retained earnings		4,396,267	3,408,807
— Proposed final dividend		708,354	637,518
Total equity		25,313,361	24,144,763

LIABILITIES
Non-current liabilities

		As at 31 December
	Note	2011	2010

Deferred income related to government grants	24	96,022	95,093
Bonds payable	25	3,478,568	3,471,994
Employee benefits obligations	26	163,037	192,600

		3,737,627	3,759,687

Current liabilities
Trade payables	27	1,054,453	1,166,495
Payables for fixed assets and construction-in-progress		814,129	477,769
Dividends payable		25	40
Income tax payable		313,957	178,526
Accruals and other payables	28	924,877	828,475

		3,107,441	2,651,305

Total liabilities		6,845,068	6,410,992

Total equity and liabilities		32,158,429	30,555,755

Net current assets		3,036,694	1,543,154

Total assets less current liabilities		29,050,988	27,904,450

The accompanying notes form an integral part of these financial statements.

The financial statements on pages 87 to 179 were approved by the Board of Directors on 27 March 2012 and were signed on its behalf.

Li Wenxin	Shen Yi
Director	Director

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

For the year ended 31 December 2011

(All amounts in Renminbi thousands, except for earnings per share data)

		Year ended 31 December
	Note	2011	2010
			(Note 43)

Revenue from Railroad Businesses
Passengers	43	8,026,512	7,377,145
Freight	43	1,386,753	1,315,347
Railway network usage and other transportation related services	43	4,255,996	3,888,367

		13,669,261	12,580,859
Revenue from Other Businesses		1,021,574	903,589

Total revenue		14,690,835	13,484,448

Operating expenses:

Railroad Businesses
Business tax		(369,115)	(312,265)
Labour and benefits	30	(2,973,529)	(2,662,299)
Equipment leases and services		(3,604,408)	(3,235,868)
Land use right leases	39(b)	(53,600)	(52,400)
Materials and supplies		(1,530,659)	(1,457,769)
Repairs and facilities maintenance costs, excluding materials and supplies		(647,120)	(828,438)
Depreciation of fixed assets		(1,344,927)	(1,325,032)
Amortisation of leasehold land payments		(15,001)	(15,001)
Social services expenses		(115,190)	(144,750)
Utility and office expenses		(128,795)	(125,989)
Others		(340,789)	(321,685)

		(11,123,133)	(10,481,496)

Other Businesses
Business tax		(32,148)	(26,359)
Labour and benefits	30	(414,326)	(373,420)
Materials and supplies		(391,673)	(334,501)
Depreciation of fixed assets		(25,034)	(24,178)
Amortisation of leasehold land payments		(987)	(987)
Utility and office expenses		(113,700)	(86,329)

		Year ended 31 December
	Note	2011	2010
			(Note 43)

		(977,868)	(845,774)

Total operating expenses		(12,101,001)	(11,327,270)

Other expense, net	31	(25,786)	(47,060)

Profit from operations		2,564,048	2,110,118

Finance costs	32	(190,970)	(186,172)
Share of results of associates	11	5,259	1,361

Profit before income tax		2,378,337	1,925,307

Income tax expense	33	(575,965)	(440,389)

Profit for the year		1,802,372	1,484,918

Profit for the year		1,802,372	1,484,918

Other comprehensive income		—	—

Total comprehensive income for the year, net of tax		1,802,372	1,484,918

Profit attributable to:
Equity holders of the Company		1,804,107	1,486,062
Non-controlling interests		(1,735)	(1,144)

		1,802,372	1,484,918

Total comprehensive income attributable to:
Equity holders of the Company		1,804,107	1,486,062
Non-controlling interests		(1,735)	(1,144)

		1,802,372	1,484,918

Earnings per share for profit attributable to the equity holders of the Company during the year

		Year Ended 31 December
	Note	2011	2010
			(Note 43)

— Basic	35	RMB0.25	RMB0.21

— Diluted	35	RMB0.25	RMB0.21

The accompanying notes form an integral part of these financial statements.

		2011	2010

Dividends	36	708,354	637,518

Li Wenxin	Shen Yi
Director	Director

STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December 2011

(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company
	Share capital	Share premium	Statutory surplus reserve	Discretionary surplus Reserve	Retained earnings	Total	Non-controlling interests	Total equity
	(Note 22)		(Note 23)	(Note 23)

Group
Balance at 1 January 2010	7,083,537	11,564,581	1,628,072	304,059	2,668,389	23,248,638	55,717	23,304,355
Total comprehensive income	—	—	—	—	1,486,062	1,486,062	(1,144)	1,484,918
Appropriations from retained earnings (Note 23)	—	—	155,826	—	(155,826)	—	—	—
Dividends relating to 2009	—	—	—	—	(566,683)	(566,683)	(14)	(566,697)

Balance at 31 December 2010	7,083,537	11,564,581	1,783,898	304,059	3,431,942	24,168,017	54,559	24,222,576

Total comprehensive income	—	—	—	—	1,804,107	1,804,107	(1,735)	1,802,372
Appropriations from retained earnings (Note 23)	—	—	181,138	—	(181,138)		—	—
Dividends relating to 2010	—	—	—	—	(637,518)	(637,518)	(22)	(637,540)

Balance at 31 December 2011	7,083,537	11,564,581	1,965,036	304,059	4,417,393	25,334,606	52,802	25,387,408

Company
Balance at 1 January 2010	7,083,537	11,564,501	1,628,072	304,059	2,644,800	23,224,969	—	23,224,969
Total comprehensive income	—	—	—	—	1,486,477	1,486,477	—	1,486,477
Reclassification	—	(39)	—	—	39	—	—	—
Appropriations from retained earnings (Note 23)	—	—	155,826	—	(155,826)	—	—	—
Dividends relating to 2009	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance at 31 December 2010	7,083,537	11,564,462	1,783,898	304,059	3,408,807	24,144,763	—	24,144,763

Total comprehensive income	—	—	—	—	1,806,116	1,806,116	—	1,806,116
Appropriations from retained earnings (Note 23)	—	—	181,138	—	(181,138)	—	—	—
Dividends relating to 2010	—	—	—	—	(637,518)	(637,518)	—	(637,518)

Balance at 31 December 2011	7,083,537	11,564,462	1,965,036	304,059	4,396,267	25,313,361	—	25,313,361

The accompanying notes form an integral part of these financial statements.

Li Wenxin	Shen Yi
Director	Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2011

(All amounts in Renminbi thousands)

		Year ended 31 December
	Note	2011	2010

Cash flows from operating activities
Cash generated from operations	37(a)	3,933,083	3,889,382
Interest paid		(167,650)	(167,650)
Income tax paid		(436,375)	(390,274)

Net cash generated from operating activities		3,329,058	3,331,458

Cash flows from investing activities
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables		(943,390)	(1,158,399)
Proceeds from disposal of fixed assets and construction-in-progress	37(b)	557	31,156
Proceeds from disposal of subsidiary		144	—
Government grants received		4,100	—
Interest received		28,203	29,127
Increase in short-term deposits with maturities more than three months, net		(3,077,500)	(94,500)
Dividends received		4,263	3,853

Net cash used in investing activities		(3,983,623)	(1,188,763)

Cash flows from financing activities
Dividends paid to non-controlling interests’ shareholders		(36)	(5)
Dividends paid to the Company’s shareholders		(637,533)	(566,683)
Payments for management fee of bond payables		(167)	(32,600)

Net cash used in financing activities		(637,736)	(599,288)

Net (decrease)/increase in cash and cash equivalents		(1,292,301)	1,543,407

Cash and cash equivalents at beginning of year		2,659,058	1,115,651

Cash and cash equivalents at end of year	37(c)	1,366,757	2,659,058

The accompanying notes form an integral part of these financial statements.

Li Wenxin	Shen Yi
Director	Director

Notes to the Financial Statements

For the Year Ended 31 December 2011

(All amounts expressed in Renminbi unless otherwise stated)

1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

The principal activities of the Group are the provision of passenger and freight transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire until 2056.

As at 31 December 2011, the Company had in total approximately 33,400 employees, representing an increase of 1,200 as compared with that of 31 December 2010.

1.	GENERAL INFORMATION (Continued)

The financial statements were authorised for issue by the board of directors of the Company on 27 March 2012.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

2.	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by International Accounting Standards Board (‘IASB’) and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

(a)	New and amended standards adopted by the Group

•

IAS 24 (Revised), “Related Party Disclosures” is effective for annual periods beginning on or after 1 January 2011. It introduces an exemption from all of the disclosure requirements of IAS 24 for transactions among government related entities and the government.

•

Amendment to IFRS1 “Limited exemption from comparative IFRS7 disclosures for first-time adopters”. The amendment is to provide first-time adopters with the same transition provisions as included in the March 2009 amendment to IFRS7 in relation to relief from presenting comparative information that ended before 31 December 2009 for new fair value disclosures requirements. It is effective for annual periods beginning on or after 1 July 2010 but there is no impact on the Company because it is not a first time adopter of IFRS.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.1	Basis of preparation (Continued)

(a)	New and amended standards adopted by the Group (Continued)

•	Annual improvement project published in 2010 to amend the following standards:

•	IFRS7 ‘Financial Instruments: Disclosures’

•	IAS 1 ‘Presentation of Financial Statements’

•	Transition requirements for amendments arising as a result of IAS 27 ‘Consolidated and Separate Financial Statements’

•	IAS 34 ‘Interim Financial Reporting’

•	IFRIC-Int 13 ‘Customer Loyalty Programmes’

•	IFRS1 ‘First-time Adoption of International Financial Reporting Standards’

•	IFRS3 (Revised) ‘Business Combinations’

Except for the improved IFRS1, ‘First-time Adoption of IFRS’ that has been early adopted by the Group in the year ended 31 December 2010, the amendments do not have significant impact on the Group’s consolidated financial statements.

(b) Standards, amendments and interpretations to existing standards effective in 2011 but not relevant to the Group:

•

Amendment to IAS 32 “Classification of rights issues” is effective for annual periods beginning on or after 1 February 2010. This is not currently applicable to the Group, as it has not made any rights issue.

•

Amendment to IFRIC-Int 14 “Prepayments of a minimum funding requirement” is effective for annual period beginning on or after 1 January 2011. This is not currently relevant to the Group, as it does not have a minimum funding requirement.

•

IFRIC-Int 19 “Extinguishing financial liabilities with equity instruments” is effective for annual periods beginning on or after 1 July 2010. This is not currently applicable to the Group, as it has no extinguishment of financial liabilities replaced with equity instruments currently.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.1	Basis of preparation (Continued)

(c)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2011 and have not been early adopted:

Effective for annual periods beginning on or after
IFRS 1 ‘Severe hyperinflation and removal of fixed dates for first-time adopters’ — Amendment	1 July 2011
IFRS 7 ‘Disclosures — Transfers of financial assets’ — Amendment	1 July 2011
IAS 12 ‘Deferred tax: Recovery of underlying assets’ — Amendment	1 January 2012
IAS 1 ‘Presentation of financial statements’ — Amendment	1 July 2012
IFRS 10 ‘Consolidated financial statements’ — Amendment	1 January 2013
IFRS 11 ‘Joint arrangements’ — Amendment	1 January 2013
IFRS 12 ‘Disclosures of interests in other entities’ — Amendment	1 January 2013
IFRS 13 ‘Fair value measurement’ — Clarification	1 January 2013
IAS 19 ‘Employee benefits’ — Amendment	1 January 2013
IAS 28 ‘Investment in associates and joint ventures’ — Amendment	1 January 2013
IAS 27 (revised 2011) ‘Separate financial statements’	1 January 2013
IFRS 7 ‘Financial instruments: Disclosures — Offsetting financial assets and financial liabilities’ — Amendment	1 January 2013
IFRIC-Int 20 ‘Stripping costs in the production phase of a surface mine’	1 January 2013
IAS 32 ‘Financial instruments: Presentation — Offsetting financial assets and financial liabilities’ – Amendment	1 January 2014
IFRS 9, ‘Financial instruments’ — Classification and Measurement	1 January 2015
IFRS 7 and IFRS 9 ‘Mandatory effective date and transition disclosures’ — Amendment	1 January 2015

The directors of the Company are in the process of making an assessment of the impact of these new/revised standards to the financial statements of the Group.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.2	Subsidiaries

2.2.1	Consolidation

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise from circumstances such as enhanced minority rights or contractual terms between shareholders, etc.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(a)	Business combinations

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.2	Subsidiaries (Continued)

2.2.1	Consolidation (Continued)

(a)	Business combinations (continued)

If the business combination is achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.2	Subsidiaries (Continued)

2.2.2	Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the company on the basis of dividend received and receivable.

2.3	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognised in the comprehensive income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of result of associates’ in the comprehensive income statement.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.3	Associates (Continued)

Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives that make strategic decisions.

2.5	Foreign currency transaction

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the comprehensive income statement.

Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within ‘Finance costs’.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.6	Fixed assets

Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs).

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the comprehensive income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Tracks, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

Note a:

The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.8 and 39(b)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up to a period not less than 50 years with additional cost paid. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the single largest shareholder (details contained in Note 39(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.6	Fixed assets

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other (expense)/income – net”, included in the comprehensive income statement.

When revalued assets are sold, the amounts included in other reserves are transferred to retained earnings.

2.7	Construction-in-progress

Construction-in-progress represents buildings, tracks, bridges and service roads, mainly includes the construction related costs for the associated facilities of the existing railway line of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

2.8	Leasehold land payments

The Group acquired the right to use certain parcels of land for certain of its rail lines, stations and other businesses. The payment paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.9	Goodwill

Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the Balance Sheet.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

2.10	Impairment of investment in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.11	Financial assets

2.11.1	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets carried at fair value through profit or loss during the year ended 31 December 2011 and 2010.

(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “long-term receivables”, “trade and other receivables”, “short term deposits” and “cash and cash equivalents” in the balance sheet (Notes 2.16 and 2.17).

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.11	Financial assets (Continued)

2.11.2	Recognition and measurement

Regular way purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Available-for-sale financial assets are subsequently carried at fair value, except for those investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, which shall be measured at cost. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the comprehensive income statement as ‘gains and losses from investment securities’.

Dividends on available-for-sale equity instruments are recognised in the comprehensive income statement as part of other income when the Group’s right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. In case of unlisted equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably determined via valuation techniques, they are measured at cost, subject to impairment review.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.12	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.13	Impairment of financial assets

(a)	Assets carried at amortised cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.13	Impairment of financial assets (Continued)

(a)	Assets carried at amortised cost (Continued)

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The Group first assesses whether objective evidence of impairment exists.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the comprehensive income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the comprehensive income statement.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.13	Impairment of financial assets (Continued)

(b)	Assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the separate comprehensive income statement. Impairment losses recognised in the separate comprehensive income statement on equity instruments are not reversed through the separate comprehensive income statement.

2.14	Deferred employee costs

(a)	Deferred employee costs from housing benefits

The Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the “Benefits”), which represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group at least over 15 years, which was determined according to the contractual service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred employee costs and the balance is then amortised over the contractual service period of the employees participating in the Scheme.

By the end of 31 December 2010, all the deferred employee costs from housing benefits have been recognised in operating expenses (see Note 13).

(b)	Other long-term deferred employee costs

Other long-term deferred employee costs are amortised over their estimated useful lives.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.15	Materials and supplies

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.16	Trade and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.17	Cash and cash equivalents

Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less.

2.18	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.19	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

The Group derecognises financial liability when, and only when, the Group’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.20	Borrowings

Borrowings (including bonds payable) are recognised initially at fair value, net of transaction costs incurred. They are subsequently carried at amortised cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the comprehensive income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.21	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.22	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated comprehensive income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)	Deferred income tax

Inside basis differences

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Outside basis differences

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.22	Current and deferred income tax (Continued)

(c)	Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.23	Employee benefits

(a)	Defined contribution plan

The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and housing, etc. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.

(b)	Termination benefits

Termination benefits are payable when selected employees who meet certain criteria accept voluntary redundancy in exchange for these benefits, with specific approval granted by management of the Group. The Group recognises retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

2.24	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.24	Provisions (Continued)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.25	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transactions and the specifics of each arrangement.

(a)	Revenue from railway business

Revenue from railway business includes revenue from passenger and freight services, revenue from railway network usage and other transportation related services. Other transportation related services include the railway transportation management service provided to other railway companies and other service provided in relation to passenger and freight transportation. Revenue from railway business is recognised when the services are rendered and revenue can be reliably measured.

(b)	Revenue from other businesses

Revenue from other business principally includes services offered in railway stations, sales of food, beverages and merchandises on board the trains and in the railway stations. Revenue from other business is recognised once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured.

(c)	Interest income

Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

2.25	Revenue recognition (Continued)

(d)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(e)	Rental income

Revenue from operating lease arrangements is recognised on a straight-line basis over the period of the respective leases.

2.26	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the comprehensive income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the comprehensive income statement on a straight-line basis over the expected lives of the related assets.

2.27	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease.

2.28	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s and the company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

3.	FINANCIAL RISK MANAGEMENT

3.1	Financial risk factor

The Group’s activities expose it to a variety of financial risks: price risk, foreign currency risk, cash flow and fair value interest rate risk, credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

(a)	Price risk

The Group is exposed to price risk because of investments held by the Group and classified as available-for-sale on the consolidated balance sheet.

To manage its price risk arising from investments in equity interests, the Group diversifies its portfolio. Diversification of the portfolio is made in accordance with the limits set by the Group.

(b)	Foreign currency risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional currency of the Company and its subsidiaries. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.

The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.

3.	FINANCIAL RISK MANAGEMENT (Continued)

3.1	Financial risk factor (Continued)

(b)	Foreign currency risk (Continued)

The following table shows the Group’s exposures to foreign currency rate fluctuation arising from foreign currency denominated monetary assets and liabilities:

		As at 31 December
Monetary assets and liabilities	Currency
	denomination	2011	2010
		(RMB’000)	(RMB’000)

Cash and cash equivalents	USD	261	322
Cash and cash equivalents	HKD	106,054	103,221
Other receivables	HKD	244	549

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at 31 December 2011, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit before tax for the year would have been RMB5,300,000 (2010: RMB5,200,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 2.12% (2010: 0.87%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bonds payable. The bonds bear interest at fixed rates, and expose the Group to fair value interest rate risk.

3.	FINANCIAL RISK MANAGEMENT (Continued)

3.1	Financial risk factor (Continued)

(d)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, trade and other receivables (excluding prepayments)and long-term receivable.

The detailed analysis of credit risk is included in Note 15.

There were no other financial assets carrying a significant exposure to credit risk.

(e)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Management monitors rolling forecasts of the Group’s liquidity reserves (comprising undrawn borrowing facilities and cash and cash equivalents) on the basis of expected cash flows.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

3.	FINANCIAL RISK MANAGEMENT (Continued)

3.1	Financial risk factor (Continued)

(e)	Liquidity risk (Continued)

Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
	RMB’000	RMB’000	RMB’000

At 31 December 2011
Bonds payable (including interests) (Note 25)	167,650	167,650	3,660,760
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,496,980	—	—
Dividends payable	25	—	—
Payables for fixed assets and construction-in-progress	814,129	—	—

At 31 December 2010
Bonds payable (including interests) (Note 25)	167,650	167,650	3,828,410
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,570,044	—	—
Dividends payable	54	—	—
Payables for fixed assets and construction-in-progress	477,806	—	—

3.	FINANCIAL RISK MANAGEMENT (Continued)

3.1	Financial risk factor (Continued)

(e)	Liquidity risk (Continued)

Company	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
	RMB’000	RMB’000	RMB’000

At 31 December 2011
Bonds payable (including interests) (Note 25)	167,650	167,650	3,660,760
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,538,798	—	—
Dividends payable	25	—	—
Payables for fixed assets and construction-in-progress	814,129	—	—

At 31 December 2010
Bonds payable (including interests) (Note 25)	167,650	167,650	3,828,410
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,614,601	—	—
Dividends payable	40	—	—
Payables for fixed assets and construction-in-progress	477,769	—	—

3.	FINANCIAL RISK MANAGEMENT (Continued)

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total bonds payable less cash and cash equivalents. Total capital is calculated as ‘equity’, as shown in the consolidated balance sheet plus net debt.

The gearing ratios as at 31 December 2011 and 2010 are as follows:

	2011	2010
	RMB’000	RMB’000

Total bonds payable (Notes 25)	3,478,568	3,471,994
Less: Cash and cash equivalents (Note 37(c))	(1,366,757)	(2,659,058)

Net debt	2,111,811	812,936

Total equity	25,387,408	24,222,576

Total capital	27,499,219	25,035,512

Gearing ratio	8%	3%

The increase in the gearing ratio in 2011 is primarily due to the decrease in cash and cash equivalents, as more cash and cash equivalents were invested in the form of time deposits in 2011.

3.	FINANCIAL RISK MANAGEMENT (Continued)

3.3	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

As at 31 December 2010 and 2011, the Group did not have any financial instruments that were measured at fair value.

The fair value of bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. As at 31 December 2011, the fair value of bonds payable was approximately RMB3,405,771,000 (2010: RMB3,422,721,000). The fair values are determined by discounted cash flow method using a discount rate of 5.79% (2010: 5.42%).

As at 31 December 2011 and 2010, the fair values of other financial instruments approximated their carrying values.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the following: (1) the historical usage of the assets; (2) their expected physical wear and tear; (3) results of recent durability assessment performed; (4) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets; (5) the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.8 and 39(b)); (6) the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

The current estimated useful lives are stated in Note 2.6. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended 31 December 2011 would have been decreased/increased by approximately RMB18,357,000 and RMB22,437,000 respectively (2010: RMB18,712,000 and RMB22,870,000).

(b)	Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of cash-generating units have been determined based on the higher of an asset’s fair value less costs to sell and value in use. These calculations require the use of estimates (Note 9).

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

4.1	Critical accounting estimates and assumptions (Continued)

(c)	Estimated impairment of non-financial assets (other than goodwill)

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgement, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

5.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Senior executives consider the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.

Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

5.	SEGMENT INFORMATION (Continued)

The segment results for 2011 and 2010 are as follows:

	The Company’s Business		All other segments		Elimination		Total
	2011	2010	2011	2010	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue	14,339,356	13,249,298	351,479	245,977	—	—	14,690,835	13,495,275
Inter-segment revenue	—	—	—	(10,827)	—	—	—	(10,827)

Total revenue	14,339,356	13,249,298	351,479	235,150	—	—	14,690,835	13,484,448

Segment result	2,377,270	1,921,229	9,974	19,527	(8,907)	(15,449)	2,378,337	1,925,307

Finance costs	(190,832)	(186,101)	(138)	(71)	—	—	(190,970)	(186,172)
Share of results of associates	5,259	1,361	—	—	—	—	5,259	1,361
Depreciation	1,365,364	1,344,525	4,597	4,685	—	—	1,369,961	1,349,210
Amortisation of leasehold land payments	15,001	15,001	987	987	—	—	15,988	15,988
Write-down and amortisation of deferred employee costs	4,286	73,804	23	107	—	—	4,309	73,911
Recognition of employee benefits obligations	—	97,930	3,464	3,059	—	—	3,464	100,989
Impairment of fixed assets	4,709	—	—	—	—	—	4,709	—
Impairment of materials and supplies	21,590	—	—	—	—	—	21,590	—
Provision for impairment of receivables	106	(1,659)	—	(2)	—	—	106	(1,661)

5.	SEGMENT INFORMATION (Continued)

A reconciliation of the segment results to profit of 2011 and 2010 is as follows:

	The Company’s Business		All other segments		Elimination		Total
	2011	2010	2011	2010	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment result	2,377,270	1,921,229	9,974	19,527	(8,907)	(15,449)	2,378,337	1,925,307
Income tax expense	(571,154)	(434,752)	(4,811)	(5,637)	—	—	(575,965)	(440,389)

Profit for the year	1,806,116	1,486,477	5,163	13,890	(8,907)	(15,449)	1,802,372	1,484,918

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business		All other segments		Elimination		Total
	2011	2010	2011	2010	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	32,158,429	30,555,755	233,638	249,132	(184,720)	(200,385)	32,207,347	30,604,502

Total segment assets include:
Investment in associates	125,920	120,661	—	—	—	—	125,920	120,661
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,274,896	953,938	2,126	4,831	—	—	1,277,022	958,769
Total segment liabilities	6,845,068	6,410,992	88,895	94,864	(114,024)	(123,930)	6,819,939	6,381,926

Revenues of approximately RMB12,076,872,000 (2010: RMB11,520,697,000) of the Group were settled through the Ministry of Railway of the PRC (“MOR”) (Note 41). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

6.	FIXED ASSETS

	Group
	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2010
Cost	4,677,195	14,437,512	6,945,305	1,531,255	4,449,452	32,040,719
Accumulated depreciation	(1,055,968)	(1,798,597)	(1,542,569)	(751,348)	(1,855,860)	(7,004,342)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329

Year ended 31 December 2010
Opening net book amount	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329
Additions	4,335	—	16,272	16,595	131,947	169,149
Transfer from construction-in-progress (Note 7)	153,588	212,188	15,914	185,468	170,126	737,284
Reclassifications	—	—	(492)	4,709	(4,217)	—
Disposals	(1,868)	(47,478)	(64,750)	(8,619)	(4,290)	(127,005)
Depreciation charges	(174,066)	(205,829)	(417,190)	(176,582)	(375,960)	(1,349,627)

Closing net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130

At 31 December 2010
Cost	4,832,566	14,593,786	6,873,927	1,522,555	4,716,620	32,539,454
Accumulated depreciation	(1,229,350)	(1,995,990)	(1,921,437)	(721,077)	(2,205,422)	(8,073,276)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130

Year ended 31 December 2011
Opening net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130
Additions	38,871	—	33,804	25,799	168,866	267,340
Transfer from construction-in-progress (Note 7)	200,499	345,425	10,165	65,513	209,294	830,896
Reclassifications	(9,318)	1,549	—	85	7,684	—
Disposals	(1,096)	(168,927)	(19,140)	(4,105)	(9,348)	(202,616)
Impairment	—	—	(1,957)	—	(2,752)	(4,709)
Depreciation charges	(182,744)	(208,503)	(402,186)	(169,197)	(407,331)	(1,369,961)

Closing net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080

At 31 December 2011
Cost	5,059,618	14,756,797	6,874,014	1,510,971	4,994,334	33,195,734
Accumulated depreciation	(1,410,190)	(2,189,457)	(2,298,881)	(791,398)	(2,513,980)	(9,203,906)
Impairment	—	—	(1,957)	—	(2,791)	(4,748)

Net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080

6.	FIXED ASSETS (Continued)

	Company
	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2010
Cost	4,562,934	14,406,921	6,945,305	1,531,154	4,432,837	31,879,151
Accumulated depreciation	(1,007,459)	(1,778,628)	(1,542,569)	(751,247)	(1,844,583)	(6,924,486)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,555,475	12,628,293	5,402,736	779,907	2,588,206	24,954,617

Year ended 31 December 2010
Opening net book amount	3,555,475	12,628,293	5,402,736	779,907	2,588,206	24,954,617
Additions	2,568	—	16,272	16,595	130,118	165,553
Transfer from construction-in-progress (Note 7)	150,236	212,188	15,914	185,468	170,127	733,933
Reclassifications	—	—	(492)	4,709	(4,217)	—
Disposals	(1,868)	(47,478)	(64,750)	(8,619)	(4,263)	(126,978)
Depreciation charges	(170,930)	(205,758)	(417,190)	(176,582)	(374,484)	(1,344,944)

Closing net book amount	3,535,481	12,587,245	4,952,490	801,478	2,505,487	24,382,181

At 31 December 2010
Cost	4,713,359	14,563,195	6,873,927	1,522,454	4,709,799	32,382,734
Accumulated depreciation	(1,177,878)	(1,975,950)	(1,921,437)	(720,976)	(2,204,264)	(8,000,505)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,535,481	12,587,245	4,952,490	801,478	2,505,487	24,382,181

Year ended 31 December 2011
Opening net book amount	3,535,481	12,587,245	4,952,490	801,478	2,505,487	24,382,181
Additions	38,635	—	33,804	25,799	167,361	265,599
Transfer from construction-in-progress (Note 7)	200,499	345,425	10,165	65,513	208,838	830,440
Reclassifications	(9,318)	1,549	—	85	7,684	—
Disposals	(1,096)	(168,927)	(19,140)	(4,105)	(9,348)	(202,616)
Impairment	—	—	(1,957)	—	(2,752)	(4,709)
Depreciation charges	(179,490)	(208,429)	(402,186)	(169,197)	(406,063)	(1,365,365)

Closing net book amount	3,584,711	12,556,863	4,573,176	719,573	2,471,207	23,905,530

At 31 December 2011
Cost	4,940,176	14,726,208	6,874,014	1,510,870	4,974,942	33,026,210
Accumulated depreciation	(1,355,465)	(2,169,345)	(2,298,881)	(791,297)	(2,500,944)	(9,115,932)
Impairment	—	—	(1,957)	—	(2,791)	(4,748)

Net book amount	3,584,711	12,556,863	4,573,176	719,573	2,471,207	23,905,530

6.	FIXED ASSETS (Continued)

As at 31 December 2011, the ownership certificates of certain buildings (“Building Ownership Certificates”) of the Group and the Company with an aggregate carrying value of approximately RMB992,588,000 and RMB940,655,000, respectively (2010: RMB916,538,000 and RMB862,418,000) had not been obtained by the Group and the Company. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

As at 31 December 2011, fixed assets of the Group and the Company with an aggregate net book value of approximately RMB35,482,000 (2010: RMB27,024,000) had been fully depreciated but they were still in use.

7.	CONSTRUCTION-IN-PROGRESS

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	752,862	662,183	752,844	660,023
Additions	1,014,201	827,963	1,013,763	826,754
Disposals	(24,205)	—	(24,205)	—
Transfer to fixed assets (Note 6)	(830,896)	(737,284)	(830,440)	(733,933)

At 31 December	911,962	752,862	911,962	752,844

Construction-in-progress as at 31 December 2011 mainly comprises the construction of new railway stations and improvement on the existing railway equipments in the PRC.

For the year ended 31 December 2011, no interest expenses (2010: Nil) were capitalised in the construction-in-progress balance.

8.	LEASEHOLD LAND PAYMENTS

The Group’s interests in leasehold land represent prepaid operating lease payments in the PRC and its net book value are analyzed as follows:

	Group	Company
	RMB’000	RMB’000

At 1 January 2010
Cost	791,213	750,710
Accumulated amortisation	(214,834)	(208,159)

Net book amount	576,379	542,551

Year ended 31 December 2010
Opening net book amount	576,379	542,551
Amortisation charges	(15,988)	(15,001)

Closing net book amount	560,391	527,550

At 31 December 2010
Cost	791,213	750,710
Accumulated amortisation	(230,822)	(223,160)

Net book amount	560,391	527,550

Year ended 31 December 2011
Opening net book amount	560,391	527,549
Amortisation charges	(15,988)	(15,001)

Closing net book amount	544,403	512,548

At 31 December 2011
Cost	791,213	750,709
Accumulated amortisation	(246,810)	(238,161)

Net book amount	544,403	512,548

8	LEASEHOLD LAND PAYMENTS (Continued)

As at 31 December 2011, land use right certificates (“Land Certificates”) of certain parcels of land of the Group and the Company with an aggregate area of 1,620,894 and 1,448,472 square meters (2010: 1,620,894 and 1,448,472), respectively had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

The remaining lease period of leasehold land as at 31 December 2011 was as follows:

	2011	2010
Group	RMB’000	RMB’000

Lease of between 10 to 50 years	544,403	560,391

	2011	2010
Company	RMB’000	RMB’000

Lease of between 10 to 50 years	512,548	527,550

9.	GOODWILL

Group and Company

RMB’000

Year ended 31 December 2010 and 2011
Opening net book amount	281,255
Additions	—

Closing net book amount	281,255

At 31 December 2010 and 2011
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

The goodwill balance arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.

Prior to 1 January 2009, the goodwill had been allocated to a cash-generating units (“CGU”) comprising the Yangcheng Railway Business. The recoverable amount of that CGU is determined based on value-in-use calculations and no impairment losses had been recognised prior to 1 January 2009.

9.	GOODWILL (Continued)

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group’s railway business in order to improve operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group’s remaining railway business (collectively the “Combined Railway Business”) represents the lowest level of cash-generating units within the Group at which goodwill is monitored for internal management purposes. In addition, the Combined Railway Business is not larger than an operating segment determined under with IFRS 8. Therefore, the Group has reallocated the goodwill to the cash generating unit (“CGU”) comprising the Combined Railway Business.

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value-in-use calculations are as follows:

Railroad business

Gross margin	26.5%
Growth rate	2%
Discount rate	11.21%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at 31 December 2011, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at 31 December 2011, the Group would have no impairment recognised against goodwill.

10.	INVESTMENTS IN SUBSIDIARIES

	Company
	2011	2010
	RMB’000	RMB’000

Unlisted shares, at cost	80,274	80,274

10.	INVESTMENTS IN SUBSIDIARIES (Continued)

(i)	As at 31 December 2011, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company		Paid-in capital		Principal activities
		Directly	Indirectly
Dongguan Changsheng Enterprise Company Limited	22 May 1992	51%	—	RMB	38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company Limited	1 November 1991	97.3%	2.7%	RMB	18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	11 September 1993	55%	—	RMB	10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Nantie Construction Supervision Company Limited	8 May 1995	67.46%	9.2%	RMB	3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB	3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB	2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.5%	58.5%	RMB	2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB	2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company Limited	18 December 1986	100%	—	RMB	1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	23 November 1992	100%	—	RMB	1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited	27 December 1994	50.50%	—	RMB	1,000,000	Warehousing and freight transport agency services
Guangzhou Railway Huangpu Service Company Limited	15 March 1985	100%	—	RMB	379,000	Cargo loading and unloading, warehousing, freight transportation

All the above subsidiaries are limited liability companies.

(ii)	Subsidiaries disposed

During the year ended 31 December 2011, the Company liquidated Guangzhou Dongqun Advertising Company Limited and no gain or loss was recognised.

11.	INVESTMENTS IN ASSOCIATES

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted shares, at cost	—	—	210,529	210,529
Share of net assets	155,609	150,350	—	—
Less: provision for impairment in value (Note a)	(29,689)	(29,689)	(99,454)	(99,454)

	125,920	120,661	111,075	111,075

Note a:

The impairment provision at the Group level as at 31 December 2011 represents provision for full impairment loss in investment in Zengcheng Lihua Stock Company Limited at approximately RMB29,689,000 (2010: RMB29,689,000) made in prior years (“Zengcheng Lihua Provision”).

The provision balance at the Company level as at 31 December 2011 includes the Zengcheng Lihua Provision and provision for impairment loss of the Company’s investment in Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”) amounting to approximately RMB69,765,000 (2010: RMB69,765,000).

The movement of investments in associates of the Group and Company during the year is as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Beginning of the year	120,661	119,547	111,075	111,921
Less: provision for impairment in value	—	—	—	(846)
Share of results after tax	5,259	1,361	—	—
Dividends received and receivable from the associates	—	(247)	—	—

End of the year	125,920	120,661	111,075	111,075

11.	INVESTMENTS IN ASSOCIATES (Continued)

As at 31 December 2011, the Group and the Company had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities

Shenzhen Guangshen Railway Civil Engineering Company	1 March 1984	49%	RMB55,000,000	Construction of railroad properties

Zengcheng Lihua	30 July 1992	26.98%	RMB107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services

Tiecheng	2 May 1995	49%	RMB343,050,000	Properties leasing and trading of merchandise

All the above associates are limited liability companies and they are unlisted companies.

The Group and Company’s share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

	Assets	Liabilities	Revenue	(Loss)/ Profit	% interest held
	RMB’000	RMB’000	RMB’000	RMB’000

2010
Tiecheng	193,651	109,526	12,045	(600)	49%
Other associates	207,397	210,118	302,954	1,961	27%~49%

	401,048	319,644	314,999	1,361

2011
Tiecheng	209,058	123,220	14,262	1,713	49%
Other associates	236,145	256,137	312,093	3,546	27%~49%

	445,203	379,357	326,355	5,259

12.	DEFERRED TAX ASSETS/(LIABILITIES)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	113,610	123,570	112,534	122,752
— Deferred tax assets to be recovered within 12 months	22,138	15,021	21,794	14,609

	135,748	138,591	134,328	137,361

Deferred tax liabilities:
— Deferred tax liabilities to crystallise after more than 12 months	(27,367)	(25,695)	(27,367)	(25,695)
— Deferred tax liabilities to crystallise within 12 months	(302)	(275)	(302)	(275)

	(27,669)	(25,970)	(27,669)	(25,970)

Deferred tax assets (net)	108,079	112,621	106,659	111,391

The gross movement on the deferred income tax account is as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	112,621	97,307	111,391	95,950
Charged to the comparehensive income statement (Note 33)	(4,542)	15,314	(4,732)	15,441

At 31 December	108,079	112,621	106,659	111,391

12.	DEFERRED TAX ASSETS/(LIABILITIES) (Continued)

The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Group
	At 1 January 2010	Charged/ (Credited) to the comprehensive income statement	At 31 December 2010	Charged/ (Credited) to the comprehensive income statement	At 31 December 2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Impairment provision for receivables	21,524	(418)	21,106	(668)	20,438
Impairment provision for fixed assets and construction-in-progress	1,964	—	1,964	1,075	3,039
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Impairment provision for materials and supplies	—	—	—	5,398	5,398
Difference in accounting base and tax base in the recognition of fixed assets	24,143	(703)	23,440	(727)	22,713
Difference in accounting base and tax base of employee benefits obligations	67,926	16,683	84,609	(10,836)	73,773
Loss on disposal of fixed assets	—	—	—	2,915	2,915
Other	25	25	50	—	50

	123,004	15,587	138,591	(2,843)	135,748

12.	DEFERRED TAX ASSETS/(LIABILITIES) (Continued)

	Company
	At 1 January 2010	Charged/ (Credited) to the comprehensive income statement	At 31 December 2010	Charged/ (Credited) to the comprehensive income statement	At 31 December 2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Impairment provision for receivables	21,488	(418)	21,070	(668)	20,402
Impairment provision for fixed assets and construction-in-progress	1,964	—	1,964	1,075	3,039
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Impairment provision for materials and supplies	—	—	—	5,398	5,398
Difference in accounting base and tax base in the recognition of fixed assets	24,143	(703)	23,440	(727)	22,713
Difference in accounting base and tax base of employee benefits obligations	66,630	16,835	83,465	(11,026)	72,439
Loss on disposal of fixed assets	—	—	—	2,915	2,915

	121,647	15,714	137,361	(3,033)	134,328

	Group and Company
	At 1 January 2010	(Credited)/ Charged to the comprehensive income statement	At 31 December 2010	(Credited)/ Charged to the comprehensive income statement	At 31 December 2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax liabilities:
Difference in accounting base and tax base in recognition of fixed assets	19,644	(409)	19,235	(4)	19,231
Others	6,053	682	6,735	1,703	8,438

	25,697	273	25,970	1,699	27,669

Deferred income tax asset are recognised for tax loss carry-forward to the extent that the realisation of the related tax benefit through future taxable profits is probable.

12.	DEFERRED TAX ASSETS/(LIABILITIES) (Continued)

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB8,499,000 (2010: RMB5,911,000) that can be carried forward against future taxable income as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Tax losses can be carried forward (Note a)	4,728	2,271	—	—
Deductible temporary differences	3,771	3,640	—	—

	8,499	5,911	—	—

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised amounting to RMB18,911,000 (2010: RMB9,872,000) will expire in the following years:

	Group
	2011	2010
	RMB’000	RMB’000

2013	—	1,924
2014	3,521	3,877
2015	4,071	4,071
2016	11,319	—

	18,911	9,872

13.	DEFERRED EMPLOYEE COSTS

The Group implemented a scheme for selling staff quarters to its employees in 2000. The movement of deferred employee costs is set forth as follows:

	Group
	2011	2010
	RMB’000	RMB’000

At 1 January
Cost	17,043	243,380
Accumulated amortisation	(11,079)	(163,644)

Net book amount	5,964	79,736

Year ended 31 December
Opening net book amount	5,964	79,736
Additions	145	139
Write-down (Note a)	—	(69,828)
Amortisation (Note 30)	(4,309)	(4,083)

Closing net book amount	1,800	5,964

At 31 December
Cost	17,188	17,043
Accumulated amortisation	(15,388)	(11,079)

Net book amount	1,800	5,964

13.	DEFERRED EMPLOYEE COSTS (Continued)

	Company
	2011	2010
	RMB’000	RMB’000

At 1 January
Cost	16,774	242,932
Accumulated amortisation	(10,928)	(163,398)

Net book amount	5,846	79,534

Year ended 31 December
Opening net book amount	5,846	79,534
Additions	229	116
Write-down (Note a)	—	(69,828)
Amortisation	(4,286)	(3,976)

Closing net book amount	1,789	5,846

At 31 December
Cost	17,003	16,774
Accumulated amortisation	(15,214)	(10,928)

Net book amount	1,789	5,846

Note a:

During the year ended 31 December 2010, the Company conducted an organizational structure reform suggested by the MOR where certain employees were transferred either to different departments of the Company or other railway companies outside the Company. As a result of the reform, the Company considers that it is no longer feasible to keep track of the service records of the employees participating in the housing benefit scheme. Therefore, the Company has decided to eliminate the service period restriction relating to the entire employee’s housing benefit scheme and accordingly wrote down the remaining deferred employee costs during the year ended 31 December 2010.

14.	FINANCIAL INSTRUMENTS BY CATEGORY

Group	Loans and receivables	Available- for-sale	Total
	RMB’000	RMB’000	RMB’000

Assets as per consolidated balance sheet
As at 31 December 2011:
Available-for-sale investments (Note 16)	—	53,826	53,826
Long-term receivable (Note 17)	34,108	—	34,108
Trade and other receivables excluding prepayments (Notes 19 and 20)	733,419	—	733,419
Short-term deposits (Note 21)	3,686,000	—	3,686,000
Cash and cash equivalents (Note 21)	1,366,757	—	1,366,757

Total	5,820,284	53,826	5,874,110

As at 31 December 2010:
Available-for-sale investments (Note 16)	—	53,826	53,826
Long-term receivable (Note 17)	35,122	—	35,122
Trade and other receivables excluding prepayments (Notes 19 and 20)	662,399	—	662,399
Short-term deposits (Note 21)	608,500	—	608,500
Cash and cash equivalents (Note 21)	2,659,058	—	2,659,058

Total	3,965,079	53,826	4,018,905

Group	Other financial liabilities
RMB’000

Liabilities as per consolidated balance sheet
As at 31 December 2011:
Bonds payable (Note 25)	3,478,568
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,496,980
Dividends payable	25
Payables for fixed assets and construction-in-progress	814,129

Total	5,789,702

As at 31 December 2010:
Bonds payable (Note 25)	3,471,994
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,570,044
Dividends payable	54
Payables for fixed assets and construction-in-progress	477,806

Total	5,519,898

14.	FINANCIAL INSTRUMENTS BY CATEGORY (Continued)

Company	Loans and receivables	Available- for-sale	Total
	RMB’000	RMB’000	RMB’000

Assets as per balance sheet
As at 31 December 2011:
Available-for-sale investments (Note 16)	—	52,108	52,108
Long-term receivable (Note 17)	34,108	—	34,108
Trade and other receivables excluding prepayments (Notes 19 and 20)	765,064	—	765,064
Short-term deposits (Note 21)	3,680,000	—	3,680,000
Cash and cash equivalents (Note 21)	1,350,992	—	1,350,992

Total	5,830,164	52,108	5,882,272

As at 31 December 2010:
Available-for-sale investments (Note 16)	—	52,108	52,108
Long-term receivable (Note 17)	35,122	—	35,122
Trade and other receivables excluding prepayments (Notes 19 and 20)	696,702	—	696,702
Short-term deposits (Note 21)	600,000	—	600,000
Cash and cash equivalents (Note 21)	2,639,680	—	2,639,680

Total	3,971,504	52,108	4,023,612

Company	Other financial liabilities
RMB’000

Liabilities as per balance sheet
As at 31 December 2011:
Bonds payable (Note 25)	3,478,568
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,538,798
Dividends payable	25
Payables for fixed assets and construction-in-progress	814,129

Total	5,831,520

As at 31 December 2010:
Bonds payable (Note 25)	3,471,994
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,614,601
Dividends payable	40
Payables for fixed assets and construction-in-progress	477,769

Total	5,564,404

15.	CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of financial assets that are neither past due nor impaired can be analysed by the nature of counterparties as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables
Due from MOR	18,017	24,805	18,017	24,805
Due from related parties	475,643	302,810	474,861	301,760
Due from third parties	103,120	238,631	101,538	235,879

	596,780	566,246	594,416	562,444

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Other receivables excluding prepayments
Due from related parties	13,897	3,599	26,472	34,763
Due from third parties	66,801	48,987	66,801	47,827

	80,698	52,586	93,273	82,590

	Group and Company
	2011	2010
	RMB’000	RMB’000

Long-term receivable
Due from a third party	34,108	35,122

For trade and other receivables, management performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors.

15.	CREDIT QUALITY OF FINANCIAL ASSETS (Continued)

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Cash at bank and short-term deposits
Placed in listed banks in the PRC	5,052,672	3,264,849	5,030,940	3,238,242
Placed in unlisted banks in the PRC	35	2,647	35	1,411

	5,052,707	3,267,496	5,030,975	3,239,653

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions.

None of the financial assets that are fully performing has been renegotiated in the last year.

16.	AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Beginning and the end of the year	53,826	53,826	52,108	52,108

The equity interests held by the Group and Company in each of these investments are all less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As at 31 December 2011, no impairment provision was considered necessary by the directors.

17.	LONG-TERM RECEIVABLE

	Group and Company
	2011	2010
	RMB’000	RMB’000

Opening net book amount	35,122	44,229
Unwinding of interest accrued (Note 31)	6,986	2,893
Repayment received	(8,000)	(12,000)

Closing net book amount	34,108	35,122

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

18.	MATERIALS AND SUPPLIES

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Raw materials	167,556	147,220	165,226	145,689
Accessories	84,540	80,764	84,540	80,764
Reusable rail-line track materials	74,148	22,645	74,148	22,645
Retailing consumables	4,492	4,450	—	—

	330,736	255,079	323,914	249,098

The costs of materials and supplies consumed by the Group during the year were recognised as “operating expenses” in the amount of approximately RMB1,922,332,000 (2010: RMB1,792,270,000).

18.	MATERIALS AND SUPPLIES (Continued)

For the year ended 31 December 2011, the Group made provision for write-down of materials and supplies to net realizable values of approximately RMB21,590,000 (2010: Nil). Fair value less costs to sell of these materials and supplies was RMB1,000,000. The provision had been included in “operating expenses” in the consolidated comprehensive income statement.

19.	TRADE RECEIVABLES

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables	619,243	600,070	616,040	595,281
Including: receivables from related parties	487,679	319,208	486,309	317,570
Less: Provision for impairment of receivables	(5,244)	(7,251)	(4,994)	(7,001)

	613,999	592,819	611,046	588,280

As at 31 December 2011, the Group and Company’s trade receivables are all denominated in RMB (2010: RMB).

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. The aging analysis of the outstanding trade receivable is as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	596,780	566,246	594,416	562,444
Over 1 year but within 2 years	7,245	6,417	6,656	5,986
Over 2 years but within 3 years	1,607	6,595	1,607	6,289
Over 3 years	13,611	20,812	13,361	20,562

	619,243	600,070	616,040	595,281

19.	TRADE RECEIVABLES (Continued)

As at 31 December 2011, the Group and the Company’s trade receivables of approximately RMB17,219,000 (2010: RMB26,463,000) and RMB16,630,000 (2010: RMB25,726,000), respectively were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered. The aging analysis of these trade receivables is as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Over 1 year but within 2 years	7,245	6,270	6,656	5,839
Over 2 year but within 3 years	1,607	6,550	1,607	6,244
Over 3 years	8,367	13,643	8,367	13,643

	17,219	26,463	16,630	25,726

As at 31 December 2011, the Group and the Company’s trade receivables of approximately RMB5,244,000 (2010: RMB7,361,000) and RMB4,994,000 (2010: RMB7,111,000), respectively had been impaired and provided for. The amount of the provision made by the Group and the Company was approximately RMB5,244,000 and RMB4,994,000 respectively as at 31 December 2011 (2010: RMB7,251,000 and RMB7,001,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers were in unexpected difficult financial conditions. The aging analysis of these receivables is as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Over 1 year but within 2 years	—	147	—	147
Over 2 years but within 3 years	—	45	—	45
Over 3 years	5,244	7,169	4,994	6,919

	5,244	7,361	4,994	7,111

19.	TRADE RECEIVABLES (Continued)

Movements on the provision for impairment of trade receivables are as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	7,251	9,151	7,001	8,901
Provision for impairment loss	110	90	110	90
Reversal of impairment loss provision	—	(1,978)	—	(1,978)
Receivables written off during the year as uncollectible	(2,117)	(12)	(2,117)	(12)

At 31 December	5,244	7,251	4,994	7,001

The creation and release of provision for impaired receivables have been included in operating expenses in the comprehensive income statement. Amounts charged to the allowance account are generally written off against the gross accounts receivable balances when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

20.	PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Due from third parties	84,977	63,273	83,183	61,714
Due from subsidiaries	—	—	35,580	40,396
Due from related parties	59,459	15,291	59,420	15,291

	144,436	78,564	178,183	117,401

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Other receivables	186,634	136,798	220,426	174,834
Less: Provision for impairment loss (Note a)	(67,214)	(67,218)	(66,408)	(66,412)

Other receivables, net (Note b)	119,420	69,580	154,018	108,422
Prepayments (Note c)	25,016	8,984	24,165	8,979

	144,436	78,564	178,183	117,401

(a)	Included in the amount was a provision of approximately RMB31,365,000, set up by the Company in prior years, against the principal balance of a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Company has been unable to recover the deposit from Li Cheng upon maturity and the Company has initiated several legal proceedings against Li Cheng in order to enforce recovery but without success.
(b)	Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group and the Company.
(c)	Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group and the Company.

20.	PREPAYMENTS AND OTHER RECEIVABLES (Continued)

Movements on the provision for impairment of other receivables are as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	67,218	66,991	66,412	66,182
Provision for impairment loss	—	234	—	234
Reversal of impairment loss provision	(4)	(7)	(4)	(4)

At 31 December	67,214	67,218	66,408	66,412

The carrying amounts of the Group’s and the Company’s prepayment and other receivables are denominated in the following currencies:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

RMB	144,192	78,015	177,939	116,852
HKD	244	549	244	549

	144,436	78,564	178,183	117,401

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

21.	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Cash on hand	50	62	17	27
Cash at bank	1,366,707	2,658,996	1,350,975	2,639,653
Term deposits with initial term of over three months (Note a)	3,686,000	608,500	3,680,000	600,000

	5,052,757	3,267,558	5,030,992	3,239,680

Note a: The original effective interest rate of time deposits was 3.1% (2010: 1.98%).

The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

USD	261	322	261	322
HKD	106,054	103,221	106,054	103,221
RMB	4,946,442	3,164,015	4,924,677	3,136,137

	5,052,757	3,267,558	5,030,992	3,239,680

22.	SHARE CAPITAL

As at 31 December 2011, the total authorised number of ordinary shares is 7,083,537,000 shares (2010: 7,083,537,000 shares) with a par value of RMB1.00 per share (2010: RMB1.00 per share). These shares are divided into A shares and H shares. Apart from certain A shares held by state-own legal person and legal persons which have sale restrictions (see details below), they rank pari passu against each other.

Group and Company
RMB’000
As at 31 December 2010 and 2011

Authorised, issued and fully paid:
A shares subject to sale restrictions
— shares held by the National Council for Social Security Fund of the PRC	274,799

Listed shares
— H shares	1,431,300
— A shares	5,377,438

6,808,738

Total	7,083,537

On 22 September 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“NCSSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, NCSSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. Thus, these 274,798,700 shares were still subject to sale and transfer restriction as at 31 December 2011.

23.	RESERVES

According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company’s statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

For the years ended 31 December 2011 and 2010, the directors proposed the following appropriations to reserves of the Company:

	2011	2011	2010	2010
	Percentage	RMB’000	Percentage	RMB’000

Statutory surplus reserve	10%	181,138	10%	155,826

In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP or (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements. As a result, the appropriations to reserves were made based on the retained earnings determined under IFRS in 2010 and 2011, as the amount of retained earnings under IFRS was lower. The main difference between the retained earnings of the Company determined under PRC GAAP and those determined under IFRS was relating to accounting policies in respect of investment in associate adopted under PRC GAAP and IFRS.

24.	DEFERRED INCOME RELATED TO GOVERNMENT GRANTS

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Beginning of the year	95,093	97,120	95,093	97,120
Additions	4,100	1,361	4,100	1,361
Amortisation	(3,171)	(3,388)	(3,171)	(3,388)

End of the year	96,022	95,093	96,022	95,093

25.	BONDS PAYABLE

Group and Company	At 1 January 2011	Addition	Amortisation	At 31 December 2011
	RMB’000	RMB’000	RMB’000	RMB’000

09 Guangshen Tie MTN1	3,471,994	—	6,574	3,478,568

The Company issued 3,500,000,000 bonds of medium terms at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds will be matured in five years from the issue date at their nominal value of RMB3,500,000,000 and bear a coupon interest rate with 4.79% per annum.

On the issue date, the bonds were recognised based on the residual amounts of the principal after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018% per annum.

The Group’s bonds payable were repayable as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Between 2 and 5 years	3,478,568	3,471,994	3,478,568	3,471,994

25.	BONDS PAYABLE (Continued)

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Wholly repayable within 5 years	3,478,568	3,471,994	3,478,568	3,471,994

26.	EMPLOYEE BENEFITS OBLIGATIONS

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Employee benefits obligations	237,613	269,180	230,117	262,301
Less: current portion included in accruals and other payables (Note 28)	(69,337)	(71,794)	(67,080)	(69,701)

	168,276	197,386	163,037	192,600

Note a:

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

26.	EMPLOYEE BENEFITS OBLIGATIONS (Continued)

The movement in the employee benefits obligation over the year is as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	269,180	231,939	262,301	225,154
Additions (Note 30)	3,464	100,989	—	97,930
Unwinding of interest (Note 32)	12,066	7,609	12,066	7,609
Payments	(47,097)	(71,357)	(44,250)	(68,392)

At 31 December	237,613	269,180	230,117	262,301

27.	TRADE PAYABLES

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Payables to third parties	864,413	1,028,951	854,899	1,021,353
Payables to related parties	200,328	145,693	199,554	145,142

	1,064,741	1,174,644	1,054,453	1,166,495

The aging analysis of trade payables was as follows:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	979,116	1,164,732	969,106	1,156,755
Over 1 year but within 2 years	83,080	8,343	83,038	8,307
Over 2 years but within 3 years	1,093	554	1,009	552
Over 3 years	1,452	1,015	1,300	881

	1,064,741	1,174,644	1,054,453	1,166,495

28.	ACCRUALS AND OTHER PAYABLES

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Due to third parties	851,099	745,256	817,555	712,463
Due to subsidiaries	—	—	77,230	78,000
Due to related parties	30,348	38,228	30,092	38,012

	881,447	783,484	924,877	828,475

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Deposits received for construction projects	124,258	153,634	124,258	153,579
Other taxes payable	166,930	162,072	164,165	159,787
Salary and welfare payables	104,612	86,130	102,390	83,464
Other deposits received	126,549	96,848	115,067	83,417
Advances received from customers	108,329	68,085	106,897	67,417
Deposits received from ticketing agencies	30,006	23,338	30,006	23,538
Employee benefits obligations (Note 26)	69,337	71,794	67,080	69,701
Housing maintenance fund	16,089	15,927	16,089	15,927
Other payables	135,337	105,656	198,925	171,645

	881,447	783,484	924,877	828,475

29.	AUDITORS’ REMUNERATION

Auditors’ remuneration for the year ended 31 December 2011 was RMB7,800,000 (2010: RMB8,680,000).

30.	LABOUR AND BENEFITS

	2011	2010
	RMB’000	RMB’000

Wages and salaries	2,399,028	2,004,467
Provision for medical and other employee benefits	447,283	365,689
Contributions to a defined contribution pension scheme (a)	373,200	342,002
Contributions to the housing scheme (b)	160,571	148,661
Write-down and amortisation of deferred employee costs (Note 13)	4,309	73,911
Employee benefits obligations (Note 26)	3,464	100,989

	3,387,855	3,035,719

(a)	Pension scheme

All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expenses in the year to which the contributions relate.

(b)	Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 9% or 13% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 9% or 13% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal or constructive obligation for housing benefits of these employees beyond the above contributions made.

30.	LABOUR AND BENEFITS (Continued)

(c)	Directors’ and senior executives’ emoluments

The remuneration of each Director of the Company for the year ended 31 December 2011 is set out below:

	2011
Name of Director	Fee	Salary	Bonus	Employer’s contribution to pension scheme	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Directors
Xu, Xiaoming	—	—	—	—	—	—
Shen, Yi	18	44	512	25	35	634
Li, Wenxin (i)	—	—	—	—	—	—
Li, Liang	—	—	—	—	—	—
Yu, Zhiming	—	—	—	—	—	—
Guo, Zhuxue (ii)	—	—	—	—	—	—
Luo, Qing	12	41	450	23	33	559
Lu, Minlin (i)	69	—	—	—	—	69
Liu, Xueheng (i)	69	—	—	—	—	69
Liu, Feiming (i)	56	—	—	—	—	56
Dai, Qilin (ii)	56	—	—	—	—	56
Lv, Yuhui (ii)	56	—	—	—	—	56
Wilton Chau (ii)	71	—	—	—	—	71

Supervisors
Xu, Ling	—	—	—	—	—	—
Chen, Shaohong	—	—	—	—	—	—
Shen, Jiancong	—	—	—	—	—	—
Li, Zhiming	—	—	—	—	—	—
Wang, Jianping (ii)	—	—	—	—	—	—
Xu, Huiliang	10	40	250	24	36	360
Chen, Jianping (i)	5	40	284	22	24	375
Liu, Xilin (ii)	5	14	135	8	8	170

Senior Executives
Mu, Anyun	10	42	449	24	34	559
Tang, Xiangdong	10	40	452	22	34	558
Guo, Xiangdong	10	41	442	23	33	549

(i)	Appointed in 2011
(ii)	Resigned from the positions in 2011

30.	LABOUR AND BENEFITS (Continued)

(c)	Directors’ and senior executives’ emoluments (Continued)

	2010
Name of Director	Fee	Salary	Bonus	Employer’s contribution to pension scheme	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Directors
Xu, Xiaoming (i)	—	—	—	—	—	—
He, Yuhua (ii)	—	—	—	—	—	—
Shen, Yi	9	38	352	30	39	468
Guo, Zhuxue (i)	—	—	—	—	—	—
Cao, Jianguo	—	—	—	—	—	—
Li Liang	—	—	—	—	—	—
Yu, Zhiming	—	—	—	—	—	—
Luo, Qing	6	35	313	28	38	420
Dai, Qilin	112	—	—	—	—	112
Lv, Yuhui	112	—	—	—	—	112
Wilton Chau	147	—	—	—	—	147

Supervisors
Xu, Ling (i)	—	—	—	—	—	—
Yao, Muming (ii)	—	—	—	—	—	—
Li, Zhiming	—	—	—	—	—	—
Wang, Jianping	—	—	—	—	—	—
Chen, Shaohong	—	—	—	—	—	—
Xu, Huiliang (i)	5	35	238	20	16	314
Huang, Lika (ii)	5	37	285	30	33	390
Liu, Xilin	5	36	245	17	25	328

Senior Executives
Wu, Weimin (ii)	—	36	291	30	33	390
Mu, Anyun	5	36	315	29	38	423
Tang, Xiangdong	5	34	305	27	40	411
Guo, Xiangdong	5	34	313	28	37	417
Luo, Jiancheng (ii)	—	32	103	11	13	159

(i)	Appointed in 2010
(ii)	Resigned from the positions in 2010

30.	LABOUR AND BENEFITS (Continued)

(c)	Directors’ and senior executives’ emoluments (Continued)

During the year ended 31 December 2011, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2010: Nil).

(d)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two directors (2010: two), and three senior executives (2010: three), whose emoluments have already been reflected in the analysis presented above.

The emolument range of each individual is in the band of Nil to HK$1,000,000 (equivalent to RMB810,700) (2010: same).

31.	OTHER EXPENSES, NET

	2011	2010
	RMB’000	RMB’000

Loss on disposal of fixed assets and construction-in-progress	129,153	95,849
Interest income from banks	(95,612)	(41,510)
Dividend income on available-for-sale investments	(4,263)	(3,853)
Amortisation of government grants	(3,171)	(3,388)
Unwinding of interest accrued on long-term receivable (Note 17)	(6,986)	(2,893)
Write-back of long outstanding payables	(66)	(537)
Others	6,731	3,392

	25,786	47,060

32.	FINANCE COSTS

	2011	2010
	RMB’000	RMB’000

Interest expenses	167,650	167,650
Unwinding of interest for employee benefit obligations (Note 26)	12,066	7,609
Amortisation of bonds payable (Note 25)	6,574	6,193
Bank charges	1,901	2,325
Net foreign exchange losses	2,779	2,395

	190,970	186,172

33.	INCOME TAX EXPENSE

Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2011 and 2010, the applicable income tax rate was 24% and 22% respectively,

An analysis of the current year taxation charges is as follows:

	2011	2010
	RMB’000	RMB’000

Current income tax	571,423	455,703
Deferred income tax (Note 12)	4,542	(15,314)

	575,965	440,389

33.	INCOME TAX EXPENSE (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2011	2010
	RMB’000	RMB’000

Profit before tax	2,378,337	1,925,307

Tax calculated at the statutory rate of 24% (2010: 22%)	570,801	423,567
Effect of tax rates differentials	42	118
Effect of income not subject to tax	(2,285)	(1,147)
Effect of expenses not deductible for tax purposes	5,237	16,955
Tax losses for which no deferred tax asset was recognised	2,717	896
Utilisation of previously unrecognised tax losses	(547)	—

Income tax expense	575,965	440,389

The effective tax rate was 24.2% (2010: 22.9%). The increase was mainly caused by the increase in statutory tax rate as explained above.

34.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company for the year was approximately RMB 1,806,116,000 (2010: RMB1,486,477,000).

35.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity of approximately RMB1,804,107,000 (2010: RMB1,486,062,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2010: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.

36.	DIVIDENDS

The dividends paid to the ordinary shareholders of the Company in 2011 and 2010 were RMB637,518,000 (RMB0.09 per share) and RMB566,683,000 (RMB0.08 per share) respectively.

	2011	2010
	RMB’000	RMB’000

Final, proposed, of RMB0.10 (2010: RMB0.09) per ordinary share	708,354	637,518

At a meeting of the directors held on 27 March 2012, the directors proposed a final dividend of RMB0.10 per ordinary share for the year ended 31 December 2011, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2011.

The aggregate amounts of the dividends paid and proposed during the year ended 31 December 2011 and 2010 have been disclosed in the consolidated comprehensive income statement in accordance with the Hong Kong Companies Ordinance.

37.	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit before income tax to cash generated from operations:

	2011	2010
	RMB’000	RMB’000

Profit before income tax:	2,378,337	1,925,307
Adjustments for:
Depreciation of fixed assets (Note 6)	1,369,961	1,349,210
Impairment of fixed assets	4,709	—
Impairment of materials and supplies	21,590	—
Amortisation of leasehold land payments (Note 8)	15,988	15,988
Loss on disposal of fixed assets and construction-in-progress (Note 31)	129,153	95,849
Write-down and amortisation of deferred employee costs (Note 13)	4,309	73,911
Recognition of employee benefits obligations (Note 26)	3,464	100,989
Unwinding of interest for employee benefit obligations (Note 26)	12,066	7,609
Share of results of associates (Note 11)	(5,259)	(1,361)
Dividend income on available-for-sale investments (Note 31)	(4,263)	(3,853)
Provision for impairment of receivables	106	(1,661)
Write-back of long outstanding of payables (Note 31)	(66)	(537)
Amortisation of bonds payable (Note 25)	6,574	(6,193)
Amortisation of government grants (Note 24)	(3,171)	(3,388)
Interest expenses	167,650	167,650
Interest income	(67,955)	(44,403)

Operating profit before working capital changes	4,033,193	3,675,117
Increase in trade receivables	(9,599)	(107,701)
Increase in materials and supplies	(28,976)	(23,969)
Increase in prepayments and other receivables	(24)	(6,448)
Decrease in long-term receivable	8,000	12,000
(Decrease)/increase in trade payables	(113,660)	383,289
Decrease in employee benefits obligations	(44,785)	(71,357)
Decrease in accrued expenses and other payables	88,934	28,451

Cash generated from operations	3,933,083	3,889,382

37.	CASH FLOW GENERATED FROM OPERATIONS (Continued)

(b) In the cash flow statement, proceeds from disposal of fixed assets and construction-in-progress comprise:

	2011	2010
	RMB’000	RMB’000

Net book amount (Note 6, 7)	226,821	127,005
Receivable arising form disposal of fixed assets and construction-in-progress	(28,913)	—
Transfer to inventories	(68,198)	—

Loss on disposal of fixed assets and construction-in-progress	(129,153)	(95,849)

Proceeds from disposal of fixed assets and construction-in-progress	557	31,156

(c)	Analysis of the balance of cash and cash equivalents

	2011	2010
	RMB’000	RMB’000

Cash at bank and in hand	1,076,757	729,058
Short-term deposits with original maturities of no more than three months	290,000	1,930,000

	1,366,757	2,659,058

38.	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

39.	COMMITMENTS

(a)	Capital commitments

As at 31 December 2011, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	Group
	2011	2010
	RMB’000	RMB’000

Authorised but not contracted for	1,717,800	1,744,503

Contracted but not provided for	283,880	99,313

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flow.

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2011, the related lease rental paid and payable was RMB53,600,000 (2010: RMB52,400,000).

40.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See Note 10 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company

Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangmeishan Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of the single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of the single largest shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder
Yuehai Railway Company Limited	Subsidiary of the single largest shareholder
Shichang Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder

40.	RELATED PARTY TRANSACTIONS (Continued)

(b) Nature of the principal related parties that do not control/are not controlled by the Company: (Continued)

Name of related parties	Relationship with the Company

Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway group	Subsidiary of the single largest shareholder
Shenzhen Guangshen Railway Living Service Centre	Subsidiary of the single largest shareholder
Guangzhou Yangcheng Living Service Centre	Subsidiary of the single largest shareholder
Pajiangkou Stone Pit	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder
Guangdong Guangzhu Intercity Rail Transportation Company Limited	Subsidiary of the single largest shareholder
Guangshengang Passenger Special Line Company Limited	Subsidiary of the single largest shareholder

Associates of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

Other related party
Guangzhu Railway Company Limited	Entity supervised by the chairman of the Company

40.	RELATED PARTY TRANSACTIONS (Continued)

(c) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

	2011	2010
	RMB’000	RMB’000

Provide Services
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i) (Note 41)	1,155,391	1,115,028
Revenue collected through Guangzhou Railway Group for provision of repairing services for cargo trucks ((ii) and (vii))	—	191,369
— For Guangzhou Railway Group and its subsidiaries	—	6,173
— For other companies	—	185,196
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (ii)	407,220	347,849
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iv)	273,460	—

Receive Services
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i) (Note 41)	1,488,224	1,367,444
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (iii)	637,099	428,288
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (ii)	260,118	171,154
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iv)	115,190	144,750
Provision of construction services by Guangzhou Railway Group and its subsidiaries (i)	224,892	115,075

Purchase
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	709,014	431,988

Sales
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (v)	23,696	17,827

Others
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 39(b))	53,600	52,400
Compensation of loss on construction-in-progress from Guangzhu Railway Company Limited	17,039	—

40.	RELATED PARTY TRANSACTIONS (Continued)

(c) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties: (Continued)

(i)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(ii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(iii)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(iv)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(vi)	The prices are determined based on mutual negotiation between the contracting parties with reference to purchase price plus a management fee.
(vii)	Such revenue collected through Guangzhou Railway Group for provision of repairing services for cargo trucks was collected through MOR from 2011.

(d) On 31 December 2011, the Company acquired certain assets and liabilities from Guangzhou Railway Group and three subsidiaries of it (namely Yangcheng Construction Company of Yangcheng Railway Enterprise Development Company, Shenzhen Guangshen Railway Living Service Centre and Guangzhou Yangcheng Living Service Centre) with a total consideration of RMB14,920,000.

(e)	Key management compensation

Key management includes directors (executive and non-executive), general manager and vice general managers, assistant of general manager, chief financial officer and the company Secretary. The compensation paid or payable to key management for employee services is shown in Note 30(c) in the sections of Directors and Senior Executives.

40.	RELATED PARTY TRANSACTIONS (Continued)

(f) As at 31 December 2011, the Group and the Company had the following material balances maintained with related parties:

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Due from Guangzhou Railway Group	309,159	299,400	307,895	298,812
— Trade receivables (i)	296,449	292,504	295,207	291,916
— Prepayments and other receivables	12,710	6,896	12,688	6,896

Due to Guangzhou Railway Group	37,374	18,408	37,356	18,390
— Trade payables (i)	36,105	9,694	36,105	9,694
— Other payables	1,269	8,714	1,251	8,696

Due from subsidiaries of Guangzhou Railway Group	219,188	33,629	219,043	32,579
— Trade receivables	191,230	26,682	191,102	25,632
Less: impairment provision	(19)	(19)	(19)	(19)
— Prepayments and other receivables	27,977	6,966	27,960	6,966

Due to subsidiaries of Guangzhou Railway Group	187,499	158,522	186,487	157,773
— Trade payables (ii)	164,221	135,999	163,447	135,448
— Other payables (iii)	23,278	22,523	23,040	22,325

Due from an associate	1,733	1,451	1,733	1,451
— Trade receivables	—	22	—	22
— Prepayments and other receivables	14,045	13,741	14,045	13,741
Less: impairment provision (v)	(12,312)	(12,312)	(12,312)	(12,312)

Due to an associate	5,803	6,991	5,803	6,991
— Trade payables	2	—	2	—
— Other payables (iv)	5,801	6,991	5,801	6,991

Due from a subsidiary	—	—	35,580	40,396
— Prepayments and other receivables	—	—	35,580	40,396

Due to a subsidiary	—	—	77,230	78,000
— Other payables	—	—	77,230	78,000

Due from Guangzhu Railway Company Limited	17,039	—	17,039	—
— Prepayments and other receivables	17,039	—	17,039	—

40.	RELATED PARTY TRANSACTIONS (Continued)

(f) As at 31 December 2011, the Group and the Company had the following material balances maintained with related parties (Continued):

	Group		Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Payables for fixed assets and construction-in-progress	145,416	96,328	145,416	96,328
— Guangzhou Railway Group and its subsidiaries	123,107	77,423	123,107	77,423
— Associates	22,309	18,905	22,309	18,905

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in Note 40(c)(i).
(ii)	The trade balances due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 40(c) above).
(iii)	The non-trade balances due to subsidiaries of Guangzhou Railway Group mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.
(iv)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.
(v)	Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As at 31 December 2011, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

41.	TRANSACTIONS WITH MOR

MOR is the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it is the government authority which governs and monitors the railway business centrally within the PRC. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems.

(a) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with MOR:

	2011	2010
	RMB’000	RMB’000

Recurring Transactions:
Income
Revenue collected from the MOR
— Passenger transportation	7,769,115	7,569,570
— Freight transportation	831,860	835,216
— Railway network usage and services	3,254,511	3,115,911
— Repairing services for cargo trucks (i)	221,386	—
Charges and Payments
Services charges allocated from the MOR for equipment lease and services	2,721,039	2,487,995
Operating lease rentals paid/payable to the MOR	200,693	178,917

(i)	Such revenue was collected through Guangzhou Railway Group before 2011. Starting 2011, such revenue was collected through MOR.

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

41.	TRANSACTIONS WITH MOR (Continued)

(b) As at 31 December 2011, the Group and the Company had the following material balances maintained with MOR:

	Group and Company
	2011	2010
	RMB’000	RMB’000

Due from MOR
— Trade receivables	18,017	24,805

Due to MOR
— Trade payables	193,856	166,271

42.	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.

43.	COMPARATIVE FIGURES

With the change of industry practice due to the revised guidance issued by MOR, management revisited the presentation of the sub-categories of revenue in 2011, which resulted in a change in classification of sub-category items of revenue shown on the comprehensive income statement. Accordingly, certain 2010 comparative figures have been reclassified to conform to the current year presentation. Details of the reclassifications are set forth below:

(a)	Revenue arising from provision of services provided to other railway companies in relation to passenger transportation (railway operation services and etc.) was recorded within the “Passenger” category of revenue in the prior years; such revenue has been reclassified to the “Railway network usage and other transportation related services” category of revenue.

(b)	Revenue arising from provision of services provided to other railway companies in relation to those cargo trucks previously unscheduled was recorded within the “Freight” category of revenue in the prior years; such revenue has been reclassified to the “Railway network usage and other transportation related services” category of revenue.

(c)	The category “Railway network usage and services” has been renamed as “Railway network usage and other transportation related services” to properly include the new activities resulted from the above re-classifications.

43.	COMPARATIVE FIGURES (Continued)

The effect of the change is tabulated below:

Group and Company	2011	2010
	RMB’000	RMB’000

Decrease in passenger revenue	955,563	726,981
Decrease in freight revenue	45,921	45,475

Increase in railway network usage and other transportation related services revenue	(1,001,484)	(772,456)

Management considered that the above reclassifications would enhance the comparability of the 2010 financial statements with that of the current year. As the reclassifications have no effect on the earliest balance sheets, management considered that it would be sufficient for the Group merely to disclose the fact.

Chapter 11 Documents Available for Inspection

Documents available for inspection include:

(1) Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm;

(2) Original of the audit report and financial statements prepared under PRC GAAP signed and stamped by PricewaterhouseCoopers Zhong Tian CPAs Limited Co. and CPA; original of the audit report and financial statements prepared under IFRS signed by PricewaterhouseCooper;

(3) All the original of files or announcements disclosed in Securities Times, China Securities Journal, Shanghai Securities News and Securities Daily during the reporting period;

(4) Annual reports prepared for the Hong Kong securities market and annual reports in 20-F form for the US market.

The documents are placed at Secretariat to the Board of the Company.